Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders (the “Meeting”) of Cenovus Energy Inc. (the “Corporation” or the “Company”) will be held on Wednesday, April 25, 2018 at 2:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada.

The purpose of the Meeting is to consider and take action on the following matters:

1.	to receive the consolidated financial statements of the Corporation, together with the auditor’s report thereon, for the year ended December 31, 2017;

2.	to appoint auditors of the Corporation;

3.	to elect directors of the Corporation;

4.	to consider, and if deemed fit, approve an ordinary resolution amending and reconfirming the Corporation’s shareholder rights plan;

5.	to consider, and if deemed fit, approve a non-binding advisory resolution on the Corporation’s approach to executive compensation; and

6.	to transact such other business as may properly be brought before the meeting or any adjournments thereof.

The accompanying management information circular provides detailed information relating to the matters to be considered at the Meeting and forms part of this notice.

You are entitled to receive notice of and vote at the Meeting if you are a holder of common shares of the Corporation at the close of business on March 2, 2018. If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the Meeting and act for you, or voting in person by attending the Meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person at the Meeting, you must appoint yourself as a proxyholder. If you vote by proxy on the internet, by telephone, by mail or by fax in advance of the Meeting, your vote will be counted, whether or not you attend the Meeting. Even if you attend the Meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting and Proxies Questions & Answers section in the accompanying management information circular for more information on the voting methods available to you. Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. Calgary time on April 23, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642. A live webcast of the Meeting will be available on our website at cenovus.com.

Shareholders, proxyholders and guests will be required to present government-issued photo identification prior to being permitted to enter the Meeting. For the safety and security of all those in attendance, the Corporation’s authorized representatives may also inspect bags and shall be entitled to request that bags not be brought into the Meeting.

Only registered shareholders and proxyholders are entitled to vote and participate in the business of the Meeting. Persons who are not registered shareholders or proxyholders who wish to attend the Meeting as a registered guest should request permission to attend in advance of the Meeting via email to investor.relations@cenovus.com, by telephone at 1-403-766-7711 (toll-free in Canada at 1-877-766-2066) or by mail to Investor Relations, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5. Persons not entitled or required to be present at the Meeting, including registered guests, may be admitted only with the consent of the Chair of the Meeting or with consent of the Meeting.

By order of the Board of Directors of Cenovus Energy Inc.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 2, 2018

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.’s board of directors, management and employees, we invite you to attend our 2018 Annual Meeting of Shareholders (the “Meeting”). The Meeting will be held on Wednesday, April 25, 2018 at 2:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 – 4 Avenue S.W., Calgary, Alberta, Canada. The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management information circular.

Following the formal portion of the Meeting, management will review our financial and operational performance during 2017. They will also provide an overview of priorities for 2018 and open the floor to questions from shareholders. If you cannot attend the Meeting, we are pleased to offer a live webcast, available on our website at cenovus.com.

Your vote is important to us. Your vote will be counted, whether you vote in person at the Meeting or vote in advance of the Meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the Meeting, you may find it convenient to vote in advance.

We have included a Voting and Proxies Questions & Answers section in the accompanying management information circular for quick reference, or you can contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642, for assistance voting using your proxy form or voting instruction form, as the case may be, or if you have questions relating to the enclosed materials.

Our 2017 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business.

Yours truly,

/s/ Patrick D. Daniel Patrick D. Daniel Chair of the Board	/s/ Alexander J. Pourbaix Alexander J. Pourbaix President & Chief Executive Officer

1	VOTING AND PROXIES QUESTIONS & ANSWERS
5	BUSINESS OF THE MEETING
5	FINANCIAL STATEMENTS
5	APPOINTMENT OF AUDITORS
5	ELECTION OF DIRECTORS
6	Majority Voting Policy
6	AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN
8	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION
10	INFORMATION ON THE BOARD AND DIRECTOR NOMINEES
10	DIRECTOR NOMINEES
22	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
23	KEY SKILLS AND EXPERIENCE, RESIDENCY, TENURE AND AGE RANGE
24	CORPORATE GOVERNANCE
24	BOARD OF DIRECTORS
25	Other Public Company Board Memberships
25	Interlocking Board Memberships
26	Director Meeting Attendance
27	BOARD OF DIRECTORS’ MANDATE
28	POSITION GUIDELINES
28	ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS
29	ETHICAL BUSINESS CONDUCT
30	DIRECTOR NOMINEE IDENTIFICATION PROCESS
30	COMMITTEES
30	Description of Committees
31	Committee Memberships
31	Committee Mandates
32	BOARD ASSESSMENT PROCESS
32	Skills Matrix
32	Shareholder Communication and Engagement
33	BOARD RENEWAL
33	BOARD DIVERSITY POLICY
35	DIRECTOR COMPENSATION
35	Director Compensation Philosophy
35	Director Compensation Governance
35	2017 Director Compensation Structure
36	Changes to Director Compensation Structure in 2018
37	Deferred Share Unit Plan for Directors
37	Director Total Compensation
39	Director Share Ownership Guidelines
40	LETTER FROM THE BOARD
42	COMPENSATION DISCUSSION AND ANALYSIS
43	COMPENSATION GOVERNANCE
43	Role of the Board and HRC Committee
43	Independence of the HRC Committee

43	Compensation Consultants to Management and the HRC Committee
43	Independent Compensation Consultants
44	Factors Considered in Executive Compensation Decisions
44	Compensation Risk Governance
46	APPROACH TO EXECUTIVE COMPENSATION
46	COMPENSATION PHILOSOPHY
47	EXECUTIVE COMPENSATION PEER GROUP
48	EXECUTIVE COMPENSATION PROGRAM DESIGN
48	ELEMENTS OF COMPENSATION
48	Base Salary
48	Annual Performance Bonus Award
49	Corporate Scorecard
50	Long-Term Incentives
52	Retirement and Pension Benefits
53	Other Compensation
54	COMPENSATION DECISION PROCESS
54	2017 EXECUTIVE COMPENSATION
54	2017 NAMED EXECUTIVE OFFICERS
54	Terminology for Executive Compensation Discussion
55	2017 EXECUTIVE COMPENSATION DECISIONS
55	Adhering to our Compensation Philosophies of Pay for Performance and Shareholder Alignment
55	Discussion of NEO Compensation Decisions for 2017
58	Realizable Pay vs. Pay Opportunity
59	NEO Average Realizable Total Direct Compensation: Realizable vs. Opportunity
61	Performance Graph
62	COMPENSATION TABLES
62	Summary Compensation Table
63	Summary of Value Realized on Long-Term Incentives
64	Outstanding Option-Based and Share-Based Awards
65	Incentive Plan Awards – Value Vested or Earned During the Year
65	Defined Benefit Plan Table
66	Defined Contribution Plan Table
66	Termination and Change of Control Benefits
67	Termination and Change of Control Benefits Table
68	Executive Share Ownership Status
69	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
69	ADDITIONAL INFORMATION
A-1	SCHEDULE A SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION
B-1	SCHEDULE B BOARD MANDATE
C-1	SCHEDULE C COMMITTEE INFORMATION
D-1	SCHEDULE D SUMMARY OF THE CENOVUS SHAREHOLDER RIGHTS PLAN
Advisories-1 ADVISORIES

VOTING AND PROXIES QUESTIONS & ANSWERS

This management information circular (the “Circular”) dated March 2, 2018 is delivered in connection with the solicitation by or on behalf of management (“Management”) of Cenovus Energy Inc. (“Cenovus”, the “Corporation”, the “Company”, “we”, “us” or “our”) of proxies for use at the annual meeting of shareholders (the “Meeting”) to be held on Wednesday, April 25, 2018 at 2:00 p.m. Calgary time in The Metropolitan Conference Centre, Metropolitan Ballroom, 333 - 4 Avenue S.W., Calgary, Alberta, Canada, for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally by directors, employees or agents of Cenovus. We have also retained D.F. King Canada to solicit proxies for us in Canada and the United States (“U.S.”) at a fee of approximately $28,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus.

Your vote is very important to us. If you have any questions about any of the information in this Circular or require assistance in completing your proxy form or your voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), no later than 2:00 p.m. Calgary time on April 23, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this Circular is given as at the close of business on March 2, 2018 and dollar amounts are expressed in Canadian dollars. As at March 2, 2018, to the knowledge of the directors and executive officers of Cenovus, other than ConocoPhillips Company, who, through its affiliate ConocoPhillips Canada Resources Corp., owns 208,000,000 common shares of Cenovus (“Common Shares”) representing 16.9 percent of the issued and outstanding Common Shares(1), no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares of carrying 10 percent or more of the voting rights attached to the Common Shares.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 2, 2018, the record date for the Meeting. Each holder is entitled to one vote for each Common Share held on such date.

A simple majority (50 percent plus one) of votes cast in person or by proxy at the Meeting is required to approve each of the matters to be voted on that are described herein, except for the advisory resolution on executive compensation, which is not binding on the Corporation. As of March 2, 2018, there were 1,228,789,845 issued and outstanding Common Shares.

What matters are to be voted on?

•	appointment of auditors;

•	election of directors;

•	amendment and reconfirmation of our shareholder rights plan; and

•	non-binding advisory resolution on our approach to executive compensation

What if there are amendments? As of the date of this Circular, Management is not aware of any amendment, variation or other matter that will come before the Meeting. If you attend the Meeting and are eligible to vote, you can vote on any amendment, variation or other matters that properly come before the Meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. Only registered shareholders and duly appointed proxyholders can vote at the Meeting in person. Procedures for each voting method depend on whether you are a registered shareholder of the Corporation (a “Registered Shareholder”) or a non-registered (beneficial) shareholder of the Corporation (a “Non-Registered (Beneficial) Shareholder”).

(1)	Based on an early warning report dated May 19, 2017 and filed by ConocoPhillips Company on the SEDAR profile of Cenovus.

Cenovus Energy Inc.	1	2018 Management Information Circular

How will Meeting materials be delivered? Notice and access is being used to deliver this Circular to both Registered Shareholders and Non-Registered (Beneficial) Shareholders. This means that the Circular will be posted online for shareholders to access electronically. You will receive a package in the mail with a notice (the ‘‘Notice’’) outlining the matters to be addressed at the Meeting and explaining how to access and review the Circular electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to Non-Registered (Beneficial) Shareholders at Cenovus’s expense.

Notice and access is an environmentally friendly and cost effective way to distribute the Circular because it reduces printing, paper and postage.

How can I request a paper copy of the Circular? Both Registered Shareholders and Non-Registered (Beneficial) Shareholders can request a paper copy of the Circular for up to one year from the date it is filed on SEDAR (sedar.com). The Circular will be sent to you at no charge. If you would like to receive a paper copy of the Circular, please follow the instructions provided in the Notice. If you request a paper copy of the Circular, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Cenovus will provide paper copies of the Circular to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

What is electronic delivery? Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this Circular are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•	Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.
•

Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (each, an “Intermediary”) holds your Common Shares.

•

If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

What is the deadline for receiving my proxy form or voting instruction form?

•

Registered Shareholders: If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 2:00 p.m. Calgary time on April 23, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

•	Non-Registered (Beneficial) Shareholders: Your completed voting instruction form must be returned on or before the deadline specified on the form.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:

•	Internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•

Telephone: Call 1-866-732-VOTE (8683) (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•	Mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided.

•	Fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

•	In person: You do not need to complete or return your proxy form. Before entering the Meeting, please identify yourself as a

Cenovus Energy Inc.	2	2018 Management Information Circular

Registered Shareholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government – issued photo identification.

How do I vote if I am a Non-Registered (Beneficial) Shareholder?

•

You will receive a voting instruction form from your Intermediary asking for your voting instructions before the Meeting. Follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.

•

Vote by proxy: In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•

Vote in person: You can vote your Common Shares in person at the Meeting if you appoint yourself as the proxyholder for your Common Shares before the Meeting by following the instructions on your voting instruction form and returning the completed form in accordance with its instructions. Before entering the Meeting, please identify yourself as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register your attendance. To enter the Meeting, please bring government – issued photo identification.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointees, Patrick D. Daniel, Chair of our board of directors, or failing him, Alexander J. Pourbaix, President & Chief Executive Officer, and a member of our board of directors, to vote your Common Shares for you at the Meeting according to your instructions. See “How will my Common Shares be voted if I vote by proxy” below for further details.

You have the right to appoint a person other than the directors designated in the enclosed proxy form as proxyholder, by following the steps below:

•

If you are submitting your proxy on the internet, follow the instructions on the website on how to appoint someone else as your proxyholder. If you vote by telephone, you cannot appoint anyone other than the directors named on your proxy form as your proxyholder. If you are submitting your proxy by mail or fax, write the name of the person you are appointing as proxyholder in the space provided.

•	Make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the Meeting.

•

On arrival at the Meeting, the proxyholder should identify themselves as a proxyholder to a Computershare representative at the table identified as “Shareholder Registration” to register their attendance. To enter the Meeting, the proxyholder is asked to bring government – issued photo identification.

•

If you are an individual shareholder, you or your authorized attorney must sign or electronically submit, as applicable, the proxy form. If the shareholder is a corporation or other legal entity, an authorized officer or attorney must sign or electronically submit, as applicable, the proxy form.

If you need help completing your proxy form, please contact our proxy solicitation agent, D.F. King Canada, toll-free in North America at 1-800-622-1642.

How will my Common Shares be voted if I vote by proxy? You can:

•	choose to vote “For” or “Withhold” your vote from the election of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditors.

•	choose to vote “For” or “Against” the amendment and reconfirmation of our shareholder rights plan.

•	choose to vote “For” or “Against” the non-binding advisory resolution on Cenovus’s approach to executive compensation.

Cenovus Energy Inc.	3	2018 Management Information Circular

Your Common Shares will be voted or withheld from voting in accordance with your instructions; however, if you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the directors on the proxy form, your vote will be cast FOR the election of each person nominated for election as director, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the amendment and reconfirmation of the shareholder rights plan and FOR Cenovus’s approach to executive compensation.

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit on each item to be voted on.

Can I change or revoke my vote?

Registered Shareholders can change a vote previously made by proxy by:

•

completing a proxy form that is dated later than a previously submitted proxy, provided the new proxy form is received by Computershare no later than 2:00 p.m. Calgary time on April 23, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or

•

voting again on the internet or by telephone no later than 2:00 p.m. Calgary time on April 23, 2018 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

Registered Shareholders can revoke a vote previously made by proxy:

•

by sending a notice of revocation in writing to the attention of our Corporate Secretary at Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5, so that it is received by the close of business Calgary time on April 24, 2018 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the adjourned or postponed meeting;

•	by giving a notice of revocation in writing to the Chair of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•	in any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary’s instructions.

Cenovus Energy Inc.	4	2018 Management Information Circular

BUSINESS OF THE MEETING

1.	FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2017 and the auditor’s report thereon are included in our 2017 Annual Report, which is available on our website at cenovus.com.

2.	APPOINTMENT OF AUDITORS

The board of directors of Cenovus (the “Board” or the “Board of Directors”) unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed as auditors of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP was appointed as our auditors on November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2017 and 2016:

($ thousands)	2017	2016
Audit Fees	2,852	2,863
Audit-Related Fees	987	111
Tax Fees	1	1
All Other Fees	20	10
Total	3,860	2,985

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. $70,000 previously reported as Tax Fees in 2016 has been reclassified as Audit Fees.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category included audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition of assets from ConocoPhillips Company and certain of its subsidiaries, or divestiture of Cenovus’s Conventional assets are also included in Audit-Related Fees.

Tax Fees consist of the aggregate fees billed for audit related fees, tax compliance, tax advice and tax planning. $70,000 previously reported as Tax Fees in 2016 has been reclassified as Audit Fees.

All Other Fees in 2016 are related to a readiness assessment to satisfy Extractive Sector Transparency Measures Act (“ESTMA”) reporting requirements. In 2017, All Other Fees relate to ESTMA Specified Procedures.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of Cenovus.

For information on governance procedures related to our Auditors, including audit partner rotation, see the Audit Committee section of Schedule C – Committee Information to this Circular.

3.	ELECTION OF DIRECTORS

Cenovus’s articles provide that there must be at least three and no greater than 17 directors. There are currently 11 directors, including Mr. Ian Delaney, who, after serving on our Board since the Corporation’s inception in 2009, will be retiring from the Board this year and will not stand for re-election. The Corporation would like to thank Mr. Delaney for his many contributions to Cenovus and the Board.

In accordance with our by-laws, the Board of Directors has determined that 12 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect as directors each of the 12 nominees listed below.

1.	Susan F. Dabarno

2.	Patrick D. Daniel

3.	Harold N. Kvisle

4.	Steven F. Leer
5.	Keith A. MacPhail

6.	Richard J. Marcogliese

7.	Claude Mongeau

8.	Alexander J. Pourbaix
9.	Charles M. Rampacek

10.	Colin Taylor

11.	Wayne G. Thomson

12.	Rhonda I. Zygocki

Cenovus Energy Inc.	5	2018 Management Information Circular

All of the proposed nominees, other than Alexander (Alex) Pourbaix, Harold (Hal) Kvisle and Keith MacPhail, were duly elected as directors at the annual meeting of shareholders held on April 26, 2017. Mr. Pourbaix was appointed as a director and President & Chief Executive Officer by the Board effective November 6, 2017 and Messrs. Kvisle and MacPhail are new director nominees who have not yet joined the Board. Each director will be elected to hold office until the close of the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the election of each nominee named below under Information on the Board and Director Nominees – Director Nominees.

Majority Voting Policy

Our Policy on Directors’ Voting Procedures (the “Majority Voting Policy”), provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes “For” than votes “Withheld” from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. In the event that such a nominee is an existing member of the Board standing for re-election, the Majority Voting Policy requires such a director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee (the “NCG Committee”) will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, as a result of the Majority Voting Policy, a “Withhold” vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

This policy does not apply if there is a proxy contest over the election of directors.

4.	AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN

Background

In connection with a plan of arrangement, effective November 30, 2009, and completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation (‘‘Encana’’) and Cenovus (the ‘‘Arrangement’’), a shareholder rights plan for Cenovus (the “Cenovus Shareholder Rights Plan”) was adopted as of October 20, 2009 and subsequently amended and restated as of November 30, 2009. In 2012, Cenovus shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years. In 2015 Cenovus shareholders reconfirmed the Cenovus Shareholder Rights Plan for an additional three years.

Shareholders will be asked at the meeting to consider and, if deemed appropriate, approve an ordinary resolution, the text of which is set forth below (the “2018 Cenovus Shareholder Rights Plan Resolution”), to amend and reconfirm the Cenovus Shareholder Rights Plan. For the Cenovus Shareholder Rights Plan to continue in effect after the meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the meeting. “Independent Shareholders” is defined in the Cenovus Shareholder Rights Plan, in effect, as all holders of Common Shares, excluding any Acquiring Person (as defined in the Cenovus Shareholder Rights Plan), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Cenovus unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted. As of March 2, 2018, Cenovus is not aware of any shareholders that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the 2018 Cenovus Shareholder Rights Plan Resolution is not approved, the Cenovus Shareholder Rights Plan will terminate on April 25, 2018.

Cenovus Energy Inc.	6	2018 Management Information Circular

Purpose of the Cenovus Shareholder Rights Plan

The primary objectives of the Cenovus Shareholder Rights Plan are to provide every shareholder an equal opportunity to participate in a take-over bid made for Cenovus and to provide sufficient time to explore and develop all options for maximizing shareholder value if such a bid is made. The Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Cenovus Shareholder Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Proposed Amendments to the Cenovus Shareholder Rights Plan

On February 25, 2016, the Canadian Securities Administrators (“CSA”) announced amendments, effective May 9, 2016, to National Instrument 62-104 Take-over Bids and Issuer Bids (the “Take-Over Bid Regime” or “NI 62-104”). These amendments extended the minimum period a take-over bid must remain open from 35 days to 105 days, with the ability of the target company to voluntarily reduce the period to not less than 35 days. In addition, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As a result, the only proposed substantive amendment to the Cenovus Shareholder Rights Plan is to extend the period of time a permitted bid must remain open to ensure the permitted bid definition in the Cenovus Shareholder Rights Plan is aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws. Certain additional non-substantive, technical and administrative amendments are also proposed together with such proposed substantive amendment. The changes to the Cenovus Shareholder Rights Plan (the “2018 Cenovus Shareholder Rights Plan”) include:

•

amending the definition of “permitted bid” to be outstanding for a minimum period of 105 days or such shorter period that a takeover bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws; and

•

certain additional non-substantive, technical and administrative amendments, including: (i) to align the definition of a “competing permitted bid” to the minimum number of days as required under Canadian securities laws; (ii) to modify the definition of “Exercise Price” such that it will vary with the Market Price of the Common Shares on the Toronto Stock Exchange (“TSX”) until the Separation Time, where Market Price and Separation Time are as defined in the 2018 Cenovus Shareholder Rights Plan; (iii) permit book entry form registration of rights; and (iv) providing that certain transactions, statutory or otherwise, that are approved by the Board and shareholders qualify as exempt acquisitions under the 2018 Cenovus Shareholder Rights Plan.

The 2018 Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed with their bid in accordance with the Take-Over Bid Regime, which requires that the bid satisfy certain minimum standards intended to promote fairness or have the approval of the Board, by:

•

protecting against “creeping bids” (the accumulation of more than 20 percent of the Common Shares through purchases exempt from the Take-Over Bid Regime, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada not subject to Canadian take-over bid rules, and requiring the bid to be made to all shareholders; and

•

preventing a potential acquiror from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the 2018 Cenovus Shareholder Rights Plan.

Cenovus Energy Inc.	7	2018 Management Information Circular

By encouraging bids in accordance with the Take-Over Bid Regime, the Board wants to allow all shareholders to benefit from the acquisition of a control position of 20 percent or more of the Common Shares, and allow the Board to have sufficient time to explore and develop all options for maximizing shareholder value in the event a person tries to acquire a control position in Cenovus. Under the 2018 Cenovus Shareholder Rights Plan, potential acquirors are prevented from accumulating effective control of Cenovus or a blocking position against other bidders except by way of a “permitted bid” under the 2018 Cenovus Shareholder Rights Plan.

A summary of the principal terms of the 2018 Cenovus Shareholder Rights Plan is set out in Schedule D.

The Board of Directors unanimously recommends that shareholders vote in favour of the 2018 Cenovus Shareholder Rights Plan Resolution. The text of the 2018 Cenovus Shareholder Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

“RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

1.

The Amended and Restated Shareholder Rights Plan Agreement (the “2018 Cenovus Shareholder Rights Plan”) dated as of April 25, 2018 between Cenovus Energy Inc. (the “Corporation”) and Computershare Trust Company of Canada (as “Rights Agent”), and as described in the Corporation’s Management Information Circular dated March 2, 2018 and delivered in advance of the 2018 annual meeting of shareholders, is confirmed and approved.

2.

The making on or prior to April 25, 2018 of any revisions to the 2018 Cenovus Shareholder Rights Plan as may be required by the Toronto Stock Exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the 2018 Cenovus Shareholder Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved.

3.	The 2018 Cenovus Shareholder Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, be and it is hereby reconfirmed and approved.

4.

Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.”

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the 2018 Cenovus Shareholder Rights Plan Resolution.

5.	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation’s approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the “Say on Pay Policy”), a copy of which is available on our website at cenovus.com.

The Say on Pay Policy requires an annual, non-binding advisory vote on the Corporation’s approach to executive compensation, commonly referred to as a “say on pay” advisory vote. The purpose of the say on pay advisory vote is to provide Board accountability to the shareholders of Cenovus for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. In 2017, 80.23 percent of the votes were cast in favour of the Corporation’s approach to executive compensation.

Cenovus Energy Inc.	8	2018 Management Information Circular

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Cenovus’s approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board; however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

In the event that the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the advisory resolution) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the management information circular for the annual meeting of shareholders of Cenovus to be held in 2019. Shareholders who vote against the resolution may contact the Board in accordance with the Board Shareholder Communication & Engagement Policy to discuss their specific concerns. See the Corporate Governance – Shareholder Communication and Engagement section of this Circular for a description of this policy.

The Board of Directors unanimously recommends that shareholders vote in favour of the Corporation’s approach to executive compensation. The text of the advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

Advisory Resolution

“RESOLVED, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the “Corporation”), that the shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation’s Management Information Circular dated March 2, 2018 and delivered in advance of the 2018 Annual Meeting of Shareholders.”

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the advisory resolution.

Cenovus Energy Inc.	9	2018 Management Information Circular

INFORMATION ON THE BOARD AND DIRECTOR NOMINEES

DIRECTOR NOMINEES

Susan F. Dabarno
Director since April 2017 Independent Age: 65 Bracebridge, Ontario, Canada
Skills and Experience:
• Chief Executive Officer Experience • Strategic Planning & Execution • Financial, Accounting & Capital Markets • Risk Management	• Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance

Ms. Dabarno is a director of Manulife Financial Corporation. Ms. Dabarno has extensive wealth management and financial expertise gained from her many years of experience building and leading some of the largest wealth management platforms in Canada. Ms. Dabarno served as Executive Chairman of Richardson Partners Financial Limited (“Richardson”), an independent wealth management services firm, from October 2009 to April 2010, and as President and Chief Executive Officer of Richardson from June 2003 to October 2009, during which time she was responsible for leading the firm’s growth strategy. Prior to joining Richardson, she was President and Chief Operating Officer at Merrill Lynch Canada Inc., and prior to that she held various increasingly senior roles with Canada Trust and later Midland Walwyn Inc., until it was acquired by Merrill Lynch in 1999. In each of these positions, Ms. Dabarno was progressively responsible for personal investment management, private equity and alternative investment strategies, while adhering to strict regulatory requirements and governance protocols applied to the industry.

Ms. Dabarno has chaired the boards of Meridian Securities, Canada Trust Insurance Company, Barbados and First Canada Securities International as well as serving as trustee of Canada Trust Investment Income. She served as a director of the Toronto Waterfront Revitalization Corporation (government funded organization), Bridgepoint Health Foundation (not-for-profit) and People Corporation.

Ms. Dabarno has contributed to the investment industry as a member of the Council of Governors of the Investment Funds Institute of Canada and as a director of the Mutual Fund Dealers Association of Canada. She has been awarded the Diamond Jubilee Medal and honoured by the YWCA of New York City as a Woman of Distinction. Ms. Dabarno is a Fellow of the Chartered Professional Accountants of Ontario and holds a Class II Diploma from McGill University.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 30,124	Board	11 of 11 (3)	100%(3)
DSUs(2): 19,825	Human Resources and Compensation Committee	4 of 4 (3)	100%(3)
Meets Requirement: Yes Share Ownership Multiple: 3.36x	Nominating and Corporate Governance Committee	3 of 3 (3)	100%(3)
	Reserves Committee	1 of 1 (3)	100%(3)
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	538,584,625	87.83%
	Votes Withheld:	74,626,583	12.17%
	Other Public Company Board and Committee Memberships	Stock Exchange
	Manulife Financial Corporation Audit Committee Management Resources & Compensation Committee	TSX, New York Stock Exchange (“NYSE”) and Philippine Stock Exchange

Cenovus Energy Inc.	10	2018 Management Information Circular

Patrick D. Daniel
Director since November 2009 Independent Age: 71 Calgary, Alberta, Canada
Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Chief Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

• Risk Management • Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Daniel is a director of Canadian Imperial Bank of Commerce; a director of Capital Power Corporation, a publicly traded North American power producer; and Chair of the North American Review Board of American Air Liquide Holdings, Inc., a subsidiary of a publicly traded industrial gases service company. Mr. Daniel served as a director of Enbridge Inc. (“Enbridge”), a publicly traded energy delivery company, from April 2000 to October 2012. During his tenure with Enbridge, he also served as Chief Executive Officer from February 2012 to October 2012, as President & Chief Executive Officer from January 2001 to February 2012 and as a senior executive officer of Enbridge or its predecessor from 1994. His more than 40 years of experience in the energy sector includes senior management positions with Hudson’s Bay Oil & Gas Ltd. and Home Oil Limited. Mr. Daniel served as a director of Encana Corporation (“Encana”), and one of its predecessors, PanCanadian Petroleum Limited, from 2001 until 2009 when Cenovus split from Encana.

Mr. Daniel was named the 2007 Canadian Energy Person of the Year by the Energy Council of Canada, received the Distinguished Business Leader Award from the University of Calgary, Haskayne School of Business and the Calgary Chamber of Commerce in 2009, was named the 2010 Resource Person of the Year by the Alberta Chamber of Resources, was chosen by an independent National Advisory Board to receive Canada’s Outstanding CEO of the Year award in 2011 and was named a Laureate of the Calgary Business Hall of Fame in 2017. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia. In 2010, he received an Honorary Doctorate of Law from the University of Alberta. He is also a member of the Association of Professional Engineers and Geoscientists of Alberta and chairs the Daniel Family Foundation.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 74,348	Board (Chair)	16 of 16 (4)	100%(4)
DSUs(2): 215,619	Audit Committee	5 of 5 (4)	100%(4)
Meets Requirement: Yes	Human Resources and Compensation Committee	6 of 6 (4)	100%(4)
Share Ownership Multiple: 8.58x	Nominating and Corporate Governance Committee (Chair)	5 of 5 (4)	100%(4)
	Reserves Committee	1 of 1 (4)	100%(4)
	Safety, Environment and Responsibility Committee	2 of 2 (4)	100%(4)
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	537,895,307	87.72%
	Votes Withheld:	75,316,195	12.28%
	Other Public Company Board and Committee Memberships	Stock Exchange
	Canadian Imperial Bank of Commerce Management Resources & Compensation Committee Corporate Governance Committee Capital Power Corporation Environment, Health & Safety Committee	TSX & NYSE TSX

Cenovus Energy Inc.	11	2018 Management Information Circular

Harold (Hal) N. Kvisle
New Director Nominee Independent Age: 65 Calgary, Alberta, Canada
Skills and Experience:
• Senior Level Oil & Gas Industry Experience • Chief Executive Officer Experience • Strategic Planning & Execution • Operations & Resource Development • Refining • Marketing & Transportation	• Risk Management • Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Kvisle is Chairman of ARC Resources Ltd., a publicly traded oil and gas company. He is a director of Cona Resources Ltd., a publicly traded heavy oil company and Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as President and Chief Executive Officer of Talisman Energy Inc., a publicly traded oil and gas company, from September 2012 to May 2015 and as a director from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation (“TransCanada”), a publicly traded pipeline and power company. Prior to joining TransCanada in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Mr. Kvisle is the former Chair of the Interstate Natural Gas Association of America (INGAA), the former Chair of the Mount Royal College Board of Governors and the former Chair of the Nature Conservancy of Canada.

Mr. Kvisle holds a Bachelor of Science in Engineering from the University of Alberta, a Masters in Business Administration from the University of Calgary and an Honorary Bachelor of Arts from Mount Royal University.

Share Ownership:	Board and Board Committees Memberships(5)		Meeting Attendance
Common Shares(1): 46,000	Board		N/A(5)
DSUs(2): N/A
Meets Requirement: N/A(5) Share Ownership Multiple: N/A(5)	Voting Results of 2017 Annual Meeting(6)	Number	Percentage
	Votes For:	N/A (6)	N/A(6)
	Votes Withheld:	N/A (6)	N/A(6)

	Other Public Company Board and Committee Memberships	Stock Exchange
	ARC Resources Ltd. Policy & Board Governance Committee Finning International Inc. Corporate Governance Committee Human Resources Committee Cona Resources Ltd. Technical Committee (Chair)	TSX TSX TSX

Cenovus Energy Inc.	12	2018 Management Information Circular

Steven F. Leer
Director since April 2015 Independent Age: 65 Boca Grande, Florida, U.S.
Skills and Experience:
• Chief Executive Officer Experience • Strategic Planning & Execution • Marketing & Transportation • Financial, Accounting & Capital Markets • Risk Management	• Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Leer is lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider. He is the non-executive Chairman of the Board of USG Corporation (“USG”), a publicly traded manufacturer and distributor of high performance building systems; and a director of Parsons Corporation, a private engineering, construction, technical, and management services firm. Mr. Leer served as lead director of USG from January 2012 to November 2016 and as a director of USG from June 2005 to January 2012, during which time he was a member and Chair of USG’s Governance Committee and a member of its Compensation and Organization Committee. Mr. Leer served as Chairman of Arch Coal, Inc. (“Arch Coal”), a publicly traded coal producing company, from April 2006 to April 2014, and served as a director of Arch Coal and its predecessor company from 1992 until April 2014. During his tenure with Arch Coal and its predecessor company, he also served as Chief Executive Officer from July 1992 to April 2012 and President from July 1992 to April 2006.

Mr. Leer served as Chairman of the Center for Energy and Economic Development, the National Coal Council, the National Mining Association and was on the board of the Mineral Information Institute. Mr. Leer is a former member of the Board of Trustees of Washington University in St. Louis and he is a former director of the Business Roundtable and the National Association of Manufacturers. He serves on the boards of the Center for Energy and Economic Development, the National Coal Council and the National Mining Association. In addition, he is a delegate to the Coal Industry Advisory Board of the International Energy Agency in Paris. Mr. Leer holds a Bachelor of Science degree in Electrical Engineering from the University of the Pacific and a Masters in Business Administration from Washington University’s Olin School of Business. Mr. Leer was awarded an honorary doctorate by University of the Pacific in May 1993.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 2,000	Board	16 of 16	100%
DSUs(2): 46,765	Audit Committee	5 of 5	100%
Meets Requirement: Yes	Human Resources and Compensation Committee	4 of 4 (7)	100%(7)
Share Ownership Multiple: 2.14x	Nominating and Corporate Governance Committee	5 of 5	100%
	Reserves Committee	2 of 2 (7)	100%(7)
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	536,895,053	87.55%
	Votes Withheld:	76,316,155	12.45%
	Other Public Company Board and Committee Memberships	Stock Exchange
	Norfolk Southern Corporation Compensation Committee Governance & Nominating Committee (Chair) Executive Committee USG Corporation Compensation & Organization Committee Governance Committee (Chair)	NYSE NYSE

Cenovus Energy Inc.	13	2018 Management Information Circular

Keith A. MacPhail
New Director Nominee Independent Age: 60 Calgary, Alberta Canada
Skills and Experience:
• Senior Level Oil & Gas Industry Experience • Chief Executive Officer Experience • Strategic Planning & Execution • Operations & Resource Development • Marketing & Transportation	• Risk Management • Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. MacPhail is a director and Chairman of Bonavista Energy Corporation (“Bonavista”), a publicly traded oil and gas company; a director and Chairman of NuVista Energy Ltd., a publicly traded oil and gas company; and serves on the board of directors of two other private companies. Mr. MacPhail served as Executive Chairman of Bonavista from 2012 to 2018; as Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista Petroleum Ltd. in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Mr. MacPhail holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Share Ownership:	Board and Board Committees Memberships(5)		Meeting Attendance
Common Shares(1): 151,000	Board		N/A(5)
DSUs(2): N/A
Meets Requirement: N/A(5)	Voting Results of 2017 Annual Meeting(6)	Number	Percentage
Share Ownership Multiple: N/A(5)	Votes For:	N/A (6)	N/A(6)
	Votes Withheld:	N/A (6)	N/A(6)

	Other Public Company Board and Committee Memberships	Stock Exchange
	Bonavista Energy Corporation Executive Committee (Chair) Reserves Committee NuVista Energy Ltd. Reserves Committee Compensation Committee Executive Committee	TSX TSX

Cenovus Energy Inc.	14	2018 Management Information Circular

Richard J. Marcogliese
Director since April 2016 Independent Age: 65 Alamo, California, U.S.
Skills and Experience:
• Senior Level Oil & Gas Industry Experience • Strategic Planning & Execution • Refining • Financial, Accounting & Capital Markets	• Risk Management • Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Safety, Environment & Health

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company; Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company; and is presently engaged as an Operations Advisor to NTR Partners III LLC, a private investment company. Mr. Marcogliese served as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operates an oil refining complex on the U.S. Eastern seaboard, from September 2012 to January 2016. His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation (“Exxon”). In 2000, he joined Valero Energy Corporation (“Valero”), a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. Mr. Marcogliese held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations from October 2001 to November 2005 and Executive Vice President, Operations of Valero from December 2005 to October 2007. He served as Executive Vice President and Chief Operating Officer of Valero from October 2007 to December 2010 during which time he was responsible for the operation of Valero’s North American Refinery System which processed three million barrels of oil per day.

Mr. Marcogliese has been a past chairman of the Western States Petroleum Association and holds a Bachelor of Engineering in Chemical Engineering from the New York University School of Engineering and Science.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 50,000	Board	16 of 16	100%
DSUs(2): 36,383 Meets Requirement: Yes Share Ownership Multiple: 3.80x	Nominating and Corporate Governance Committee	5 of 5	100%
	Reserves Committee	3 of 3	100%
	Safety, Environment and Responsibility Committee	3 of 3	100%

	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	538,133,532	87.76%
	Votes Withheld:	75,076,004	12.24%

	Other Public Company Board and Committee Memberships	Stock Exchange
	None	-

Cenovus Energy Inc.	15	2018 Management Information Circular

Claude Mongeau
Director since December 2016 Independent Age: 56 Montreal, Quebec, Canada
Skills and Experience:
• Chief Executive Officer Experience • Strategic Planning & Execution • Marketing & Transportation • Financial, Accounting & Capital Markets • Risk Management	• Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Mongeau is a director of The Toronto-Dominion Bank and TELUS Corporation. Mr. Mongeau served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993 and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to Aug 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada’s Top 40 under 40 in 1997 and selected as Canada’s CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders. Mr. Mongeau holds a Master of Business Administration from McGill University and has received honorary doctoral degrees from St. Mary’s and Windsor University.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 121,300	Board	15 of 16 (8)	94%(8)
DSUs(2): 32,005	Audit Committee	3 of 3 (8)	100%(8)
Meets Requirement: Yes	Nominating and Corporate Governance Committee	3 of 3 (8)	100%(8)
Share Ownership Multiple: 7.06x	Reserves Committee	1 of 1 (8)	100%(8)
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	538,594,552	87.73%
	Votes Withheld:	74,616,656	12.17%
	Other Public Company Board and Committee Memberships	Stock Exchange
	TELUS Corporation Audit Committee The Toronto-Dominion Bank Audit Committee	TSX & NYSE TSX & NYSE

Cenovus Energy Inc.	16	2018 Management Information Circular

Alexander (Alex) J. Pourbaix(9)
Director since November 2017 Non-Independent Age: 52 Calgary, Alberta, Canada
Skills and Experience:

• Senior Level Oil & Gas Industry Experience • Strategic Planning & Execution • Marketing & Transportation • Financial, Accounting & Capital Markets • Risk Management	• Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017. Prior to leading Cenovus, Mr. Pourbaix spent 27 years with TransCanada Corporation (“TransCanada”) and its affiliates in a broad range of leadership roles, including Chief Operating Officer from October 2015 to April 2017, during which time he was responsible for the company’s commercial activity and overseeing major energy infrastructure projects and operations. Prior to his role as Chief Operating Officer, Mr. Pourbaix held increasingly senior positions with TransCanada including Executive Vice-President and President, Development from March 2014 to September 2015, when he was responsible for leadership and execution of all of TransCanada’s growth initiatives; President, Energy & Oil Pipelines from July 2010 to February 2014; and President, Energy from July 2006 to June 2010. During his tenure at TransCanada, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations. Mr. Pourbaix has been a director of Trican Well Service Ltd. (oilfield services) since May 2012.

Mr. Pourbaix was past Chair of the Board of Directors for the Canadian Energy Pipeline Association. Mr. Pourbaix holds a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta.

Mr. Pourbaix is not an independent director of the Board by reason of his position as President & Chief Executive Officer of Cenovus.

Share Ownership:	Board and Board Committees Memberships(10)		Meeting Attendance

Common Shares(1): 509,531	Board	1 of 1 (10)	100%(10)
DSUs(2): 70,379
Meets Requirement: Yes	Voting Results of 2017 Annual Meeting(6)	Number	Percentage

Share Ownership Multiple: 8.11x(11)	Votes For:	N/A (6)	N/A(6)
	Votes Withheld:	N/A (6)	N/A(6)
	Other Public Company Board and Committee Memberships	Stock Exchange

	Trican Well Service Ltd. Human Resources and Compensation Committee (Chair) Corporate Governance Committee	TSX

Cenovus Energy Inc.	17	2018 Management Information Circular

Charles M. Rampacek
Director since November 2009 Independent Age: 74 Fredericksburg, Texas, U.S.
Skills and Experience:
• Senior Level Oil & Gas Industry Experience • Chief Executive Officer Experience • Strategic Planning & Execution • Refining • Marketing & Transportation • Financial, Accounting & Capital Markets	• Risk Management • Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Rampacek is a director of Energy Services Holdings, LLC, a private industrial services company that was formed in 2012 from the combination of Ardent Holdings, LLC and another company. Mr. Rampacek served as a director of Flowserve Corporation, a publicly traded manufacturer of industrial equipment, from March 1998 to May 2016, during which time he was a member of Flowserve’s Audit Committee, Finance Committee and Chair and member of the Corporate Governance and Nominating Committee. He served as the Chairman of the Board, President and Chief Executive Officer of Probex Corporation (“Probex”), an energy technology company providing proprietary oil recovery services, from 2000 to 2003; as President and Chief Executive Officer of Lyondell-Citgo Refining, L.P., a refiner and manufacturer of petroleum products, from 1996 to 2000. He held various executive positions with Tenneco Inc. and its energy related subsidiaries, including President of Tenneco Gas Transportation Company, Executive Vice President of Tenneco Gas Operations and Senior Vice President of Refining from 1982 to 1995; and was Chair of Ardent Holdings, LLC from December 2008 to July 2012. Mr. Rampacek also served as a director of Enterprise Products Holdings, LLC, the sole general partner of Enterprise Products Partners, L.P., a publicly traded midstream energy limited partnership, from November 2006 to September 2011; and Pilko & Associates L.P., a private chemical and energy advisory company from September 2011 to February 2014. He serves on the Engineering Advisory Council for the University of Texas and the College of Engineering Leadership Board for the University of Alabama.

Mr. Rampacek holds a Bachelor of Science in Chemical Engineering from the University of Alabama and a Masters of Science in Chemical Engineering from the University of Texas at Austin.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 10,000	Board	16 of 16	100%
DSUs(2): 75,583	Human Resources and Compensation Committee	6 of 6	100%
Meets Requirement: Yes	Nominating and Corporate Governance Committee	5 of 5	100%
Share Ownership Multiple: 3.68x	Safety, Environment and Responsibility Committee (Chair)	3 of 3	100%
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	534,832,174	87.22%
	Votes Withheld:	78,379,033	12.78%
	Other Public Company Board and Committee Memberships	Stock Exchange
	None	-

Cenovus Energy Inc.	18	2018 Management Information Circular

Colin Taylor
Director since November 2009 Independent Age: 71 Toronto, Ontario, Canada

• Chief Executive Officer Experience • Strategic Planning & Execution • Financial, Accounting & Capital Markets	• Risk Management • Human Resources, Compensation & Organizational Management • Governance

Mr. Taylor served two consecutive four-year terms as Chief Executive & Managing Partner of Deloitte LLP, Chartered Professional Accountants, and then acted as Senior Counsel until his retirement in May 2008. He also served as Advisory Partner to a number of public and private company clients of Deloitte & Touche LLP and has held a number of international management and governance responsibilities throughout his professional career. Mr. Taylor is a Fellow of the Chartered Professional Accountants of Ontario and a member of the Chartered Professional Accountants of Canada. Mr. Taylor has also completed the Harvard Business School’s Advanced Management Program.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 2,300	Board	16 of 16	100%
DSUs(2): 75,583	Audit Committee (Chair)	5 of 5	100%
Meets Requirement: Yes	Nominating and Corporate Governance Committee	5 of 5	100%
Share Ownership Multiple: 3.26x	Reserves Committee	3 of 3	100%
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	538,053,072	87.74%
	Votes Withheld:	75,156,758	12.26%
	Other Public Company Board and Committee Memberships	Stock Exchange
	None	-

Cenovus Energy Inc.	19	2018 Management Information Circular

Wayne G. Thomson
Director since November 2009 Independent Age: 66 Calgary, Alberta, Canada
Skills and Experience:
• Senior Level Oil & Gas Industry Experience • Strategic Planning & Execution • Operations & Resource Development • Financial, Accounting & Capital Markets • Risk Management	• Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Mr. Thomson is a director and Chairman of Maha Energy Inc., a publicly traded Swedish oil and gas company; Chairman of Inventys Thermal Technologies Inc. (“Inventys”), a private carbon capture technology company; and Chairman and President of Enviro Valve Inc., a private company manufacturing proprietary pressure relief valves. Mr. Thomson served as interim Executive Chairman of Inventys from May 2016 to February 2017; as Chief Executive Officer of Iskander Energy Corp., a private international oil and gas company, from November 2011 to August 2014 and as a director from November 2011 to March 2016. Mr. Thomson served as a director of TVI Pacific Inc., a publicly traded international mining company, from May 2011 to June 22, 2017 and served as a director of Encana Corporation (“Encana”), from 2007 until 2009 when Cenovus split from Encana. Mr. Thomson served as Chief Executive Officer of EcoMax Energy Services Ltd., a publicly traded energy technology company and as President of Airborne Pollution Control. Earlier in his career, he was Manager of Reservoir Engineering in the Danish North Sea for Maersk Oil and Gas; served as Vice President of Production at AEC Oil & Gas (now Encana), as General Manager of Petrocorp Exploration in New Zealand, a division of Fletcher Challenge; and as Chief Executive Officer of Gardiner Oil and Gas Limited.

Mr. Thomson is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Thomson holds a Bachelor of Science in Engineering (Mechanical) from the University of Manitoba.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 2,130	Board	16 of 16	100%
DSUs(2): 116,134	Audit Committee	5 of 5	100%
Meets Requirement: Yes	Nominating and Corporate Governance Committee	5 of 5	100%
Share Ownership Multiple: 4.99x	Reserves Committee (Chair)	3 of 3	100%
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	536,784,027	87.54%
	Votes Withheld:	76,427,181	12.46%
	Other Public Company Board and Committee Memberships	Stock Exchange
	Maha Energy Inc. Audit Committee (Chair) Human Resources Committee Reserves Committee	NASDAQ OMX First North Exchange

Cenovus Energy Inc.	20	2018 Management Information Circular

Rhonda I. Zygocki
Director since April 2016 Independent Age: 60 Friday Harbor, Washington, U.S.
Skills and Experience:
• Senior Level Oil & Gas Industry Experience • Strategic Planning & Execution • Operations & Resource Development • Financial, Accounting & Capital Markets • Risk Management	• Human Resources, Compensation & Organizational Management • Government & Stakeholder Relations • Governance • Safety, Environment & Health

Ms. Zygocki spent 34 years with Chevron Corporation (“Chevron”), including as Executive Vice President, Policy and Planning from March 2011 until her retirement in February 2015. In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors. Prior thereto, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs from May 2007 to March 2011 and Vice President, Health, Environment and Safety from April 2003 to May 2007. During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

She is a senior advisor with the Center for Strategic and International Studies, a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a bachelor’s degree in civil engineering. In 2014, she was named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas. In 2015, she received the Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development.

Share Ownership:	Board and Board Committees Memberships		Meeting Attendance
Common Shares(1): 25,034	Board	16 of 16	100%
DSUs(2): 34,352	Human Resources and Compensation Committee	6 of 6	100%
Meets Requirement: Yes	Nominating and Corporate Governance Committee	5 of 5	100%
Share Ownership Multiple: 2.56x	Safety, Environment and Responsibility Committee	3 of 3	100%
	Voting Results of 2017 Annual Meeting	Number	Percentage
	Votes For:	539,278,454	87.94%
	Votes Withheld:	73,933,081	12.06%
	Other Public Company Board and Committee Memberships	Stock Exchange
	None	-

Notes:

(1)	Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee as at March 2, 2018.
(2)

Deferred share units (“DSUs”) are not voting securities. See the Director Compensation section of this Circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 2, 2018, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Ferguson and Mr. Pourbaix were attained as officers of Cenovus and not in their role as directors. Ms. Dabarno was granted 6,500 DSUs upon her election to the Board on April 26, 2017. Messrs. Kvisle and MacPhail are not currently eligible to hold DSUs as they are not members of the Board or employees of Cenovus.

(3)

Ms. Dabarno was first elected as a director on April 26, 2017 and was appointed a member of the Human Resources and Compensation Committee (“HRC Committee”), the Nominating and Corporate Governance Committee (“NCG Committee”) and the Reserves Committee as of the same date.

(4)

Mr. Daniel was a member of the Audit Committee and HRC Committee until April 26, 2017, and was appointed Board Chair and Chair of the NCG Committee as of such date. As Board Chair, Mr. Daniel is an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the Safety, Environment and Responsibility Committee (“SER Committee”), by standing invitation, and may vote when necessary to achieve quorum. Following Mr. Daniel’s appointment as Board Chair, he attended all committee meetings as an ex officio non-voting member.

(5)	This section is not applicable because Messrs. Kvisle and MacPhail are not currently members of the Board.
(6)	This section is not applicable because Messrs. Pourbaix, Kvisle and MacPhail were not nominees elected as at the 2017 Annual Meeting.
(7)	Mr. Leer was a member of the Reserves Committee until April 26, 2017, and was appointed a member of the HRC Committee as of the same date.
(8)

Mr. Mongeau was first appointed as a director on December 1, 2016 but was not appointed a member of any standing committee of the Board until April 26, 2017, when he was appointed a member of the Audit Committee, NCG Committee and

Cenovus Energy Inc.	21	2018 Management Information Circular

the Reserves Committee. Mr. Mongeau was unavailable to attend a special telephone meeting of the Board of Directors due to a conflicting travel schedule.
(9)

Mr. Pourbaix was appointed a director and President & Chief Executive Officer on November 6, 2017. See the Compensation Discussion and Analysis section of this Circular for detailed information relating to Mr. Pourbaix’s compensation as an officer of Cenovus.

(10)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.
(11)

As a member of Management, Mr. Pourbaix complies with share ownership guidelines for Cenovus’s Executives. See the Compensation Discussion and Analysis – 2017 Executive Compensation Decisions – Compensation Tables – Executive Share Ownership Status section of this Circular for detailed information relating to Mr. Pourbaix’s share ownership multiple.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, none of our proposed directors are, as at the date of this Circular, or have been, within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, other than as described below, none of our proposed directors:

(a)

is, as at the date of this Circular, or has been within 10 years prior to the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, none of our proposed directors has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalty or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. MacPhail was formerly a director of The Resort at Copper Point Ltd., a real estate development company, which was placed into receivership in 2009.

Mr. Mongeau was, prior to August 10, 2009, a director of Nortel Networks Corporation and Nortel Networks Limited, each of which initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (Canada) on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East.

Cenovus Energy Inc.	22	2018 Management Information Circular

KEY SKILLS AND EXPERIENCE, RESIDENCY, TENURE AND AGE RANGE

The following table summarizes the key skills and experience of each director nominee together with their residency, tenure and age range.

Notes:

(1)

As Board Chair, Mr. Daniel serves as an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(2)	Messrs. Kvisle and MacPhail are not currently members of the Board and therefore have not been appointed as members of any committee of the Board.
(3)

Mr. Pourbaix was appointed a member of the Board of Directors and President & Chief Executive Officer on November 6, 2017. As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

Residency Years on Board Age Range Skills and Experience Director Committee Membership Canada United States 0 to 5 6 to 10 59 and under 60 to 69 70+ Senior LevelOil & Gas Industry Experience Chief Executive Officer Experience Strategic Planning & Execution Operations & Resource Development Refining Marketing & Transportation Financial, Accounting & Capital Markets Risk Management Human Resources, Compensation & Organizational Management Government & Stakeholder Relaions Governance Safety, Environment & Health Susan F. Dabarno HRC NCG Reserves Patrick D. Daniel NCG (Chair)(1) Harold N. Kvisle N/A(2) Steven F. Leer Audit HRC NCG Keith A. MacPhail N/A(2) Richard J. Marcogliese NCG Reserves SER Claude Mongeau Audit NCG Reserves Alexander J. Pourbaix(3) -(3) Charles M. Rampacek HRC NCG SER (Chair) Coli Taylor Audit (Chair) NCG Reserves Wayne G. Thomson Audit NCGReserves (Chair) Rhonda I. Zygocki HRC NCG SER Directors in this category: 8 4 8 4 3 6 3 7 8 All 5 3 7 10 All All 11 1110

Cenovus Energy Inc.	23	2018 Management Information Circular

CORPORATE GOVERNANCE

The Board recognizes that corporate governance is important to positioning long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed systems to ensure the interests of Cenovus shareholders are protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the CSA and the U.S. Securities and Exchange Commission (“SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange (“NYSE”) are generally not applicable to non-U.S. companies; however, we are required pursuant to section 303.A.11 (Foreign Private Issuer Disclosure) of the NYSE Listed Company Manual to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This approach has been approved by the Board, on the recommendation of the NCG Committee, and is based on National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees.

BOARD OF DIRECTORS

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director’s independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation, including business, family and other relationships.

For each Board and Committee meeting there is a scheduled “in-camera” session giving independent directors an opportunity to meet without any management present, to facilitate open and candid discussion among independent directors.

Mr. Daniel, our current Board Chair, is independent, and our Board is currently composed of 11 directors, 10 of whom are independent. Messrs. Kvisle and MacPhail, our new director nominees, are also independent. Mr. Pourbaix, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of our Management. Each of the committees of the Board, being the Audit Committee, the HRC Committee, the NCG Committee, the Reserves Committee and the SER Committee, is composed of independent directors.

At Cenovus, the roles of Board Chair and President & Chief Executive Officer are separate, which helps ensure the Board is independent from Management. The Board Chair manages the affairs of the Board, including working with the President & Chief Executive Officer to ensure effective relations amongst directors, shareholders, other stakeholders and the public. A detailed description of the Board Chair’s key responsibilities is set out in the Chair of the Board of Directors and Committee Chair General Guidelines, which can be found on cenovus.com.

All Board and Committee meetings include a scheduled session with only independent directors and no members of management present, to facilitate open and candid discussion among independent directors.

Cenovus Energy Inc.	24	2018 Management Information Circular

Other Public Company Board Memberships

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors as at March 2, 2018, and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange(s)

Susan F. Dabarno	Manulife Financial Corporation	TSX, NYSE, Philippine Stock Exchange
Patrick D. Daniel	Canadian Imperial Bank of Commerce	TSX, NYSE
	Capital Power Corporation	TSX

Ian W. Delaney	The Westaim Corporation	TSX Venture Exchange
	ARC Resources Ltd.	TSX
Harold N. Kvisle(1)	Finning International Inc.	TSX
	Cona Resources Ltd.	TSX
Steven F. Leer	Norfolk Southern Corporation	NYSE
	USG Corporation	NYSE
Keith A. MacPhail(1)	Bonavista Energy Corporation	TSX
	NuVista Energy Ltd.	TSX

Richard J. Marcogliese	None	—
Claude Mongeau	TELUS Corporation	TSX, NYSE
	The Toronto-Dominion Bank	TSX, NYSE

Alexander J. Pourbaix(2)	Trican Well Service Ltd.	TSX

Charles M. Rampacek	None	—

Colin Taylor	None	—

Wayne G. Thomson	Maha Energy Inc.	NASDAQ OMX First North Exchange

Rhonda I. Zygocki	None	—

Notes:

(1)	Messrs. Kvisle and MacPhail are new director nominees.
(2)	Mr. Pourbaix was appointed a director and President & Chief Executive Officer on November 6, 2017.

Interlocking Board Memberships

The Board considers it to be a good governance practice to avoid interlocking relationships, if possible. The Board Mandate does not prohibit interlocking Board positions. Instead, the Board examines each

Cenovus Energy Inc.	25	2018 Management Information Circular

situation on its own merits with a view to examine material relationships which may affect independence. As at March 2, 2018, none of the current directors or director nominees served together as directors on the boards of other reporting issuers.

Director Meeting Attendance

The attendance record of each individual who served as a member of the Board in 2017 for all Board meetings and meetings of standing committees of the Board held in 2017 is set out below.

Director	Board	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Reserves Committee	Safety, Environment and Responsibility Committee	Total
Susan F. Dabarno(1)	11/11	N/A	4/4	3/3	1/1	N/A	19/19 100%
Patrick D. Daniel(2)	16/16	5/5	6/6	5/5	1/1	2/2	35/35 100%
Ian W. Delaney(3)	14/16	N/A	6/6	4/5	N/A	2/3	26/30 87%
Brian C. Ferguson(4)	12/12	N/A	N/A	N/A	N/A	N/A	12/12 100%
Michael A. Grandin(5)	6/6	2/2	2/2	2/2	2/2	1/1	15/15 100%
Steven F. Leer(6)	16/16	5/5	4/4	5/5	2/2	N/A	32/32 100%
Richard J. Marcogliese(7)	16/16	N/A	N/A	5/5	3/3	3/3	27/27 100%
Claude Mongeau(8)	15/16	3/3	N/A	3/3	1/1	N/A	22/23 96%
Valerie A.A. Nielsen(9)	6/6	N/A	2/2	2/2	N/A	1/1	11/11 100%
Alexander J. Pourbaix(10)	1/1	N/A	N/A	N/A	N/A	N/A	1/1 100%
Charles M. Rampacek(11)	16/16	N/A	6/6	5/5	N/A	3/3	30/30 100%
Colin Taylor(12)	16/16	5/5	N/A	5/5	3/3	N/A	29/29 100%
Wayne G. Thomson(7)(13)	16/16	5/5	N/A	5/5	3/3	N/A	29/29 100%
Rhonda I. Zygocki(7)	16/16	N/A	6/6	5/5	N/A	3/3	30/30 100%

Total Meeting Attendance (%)	98%	100%	100%	98%	100%	93%	-
Board and Committee Overall Meeting Attendance:							318/323 98%

Notes:

(1)	Ms. Dabarno was first elected as a director on April 26, 2017 and was appointed to the following Board committees: HRC Committee, NCG Committee and Reserves Committee as of such date.
(2)

Mr. Daniel was a member of the Audit Committee and the HRC Committee until April 26, 2017, and was appointed Board Chair and Chair of the NCG Committee as of such date. As Board Chair, Mr. Daniel serves as Chair of the NGC Committee and an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(3)	Mr. Delaney is Chair of the HRC Committee and Vice-Chair of the NCG Committee.
(4)	Prior to Mr. Ferguson’s retirement as a director he was a member of Management and did not serve on any standing committee of the Board.
(5)

Mr. Grandin retired from the Board of Directors and as Board Chair on April 26, 2017. Prior to his retirement, Mr. Grandin was Chair of the NCG Committee and an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the SER Committee, by standing invitation, and was permitted to vote when necessary to achieve quorum.

(6)	Mr. Leer was a member of the Reserves Committee until April 26, 2017, and was appointed to the HRC Committee as of such date. He continued to be a member of the Audit Committee and NCG Committee.
(7)

In June 2017, the Board of Directors established a CEO Search Subcommittee (the “Subcommittee”) of the HRC Committee and the NCG Committee, comprised of Ms. Zygocki (Subcommittee Chair) and Messrs. Marcogliese and Thomson. The Subcommittee was responsible for retaining an executive recruiting firm, identifying suitable candidates and negotiating terms of an executive employment agreement, including compensation. Numerous informal meetings were held between June 2017 and October 2017.

(8)

Mr. Mongeau was first appointed as a director on December 1, 2016 but was not appointed a member of on any standing committee of the Board until April 26, 2017, when he was appointed a member of the Audit Committee, NCG Committee and the Reserves Committee. Mr. Mongeau was unavailable to attend a special telephone meeting of the Board of Directors due to a conflicting travel schedule.

(9)	Ms. Nielsen retired from the Board of Directors on April 26, 2017.
(10)

Mr. Pourbaix was appointed a member of the Board of Directors and President & Chief Executive Officer on November 6, 2017. As a member of Management, Mr. Pourbaix is not a member of any standing committee of the Board.

(11)	Mr. Rampacek is Chair of the SER Committee.
(12)	Mr. Taylor is Chair of the Audit Committee.
(13)	Mr. Thomson is Chair of the Reserves Committee.

Cenovus Energy Inc.	26	2018 Management Information Circular

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors’ Mandate (the “Board Mandate”) sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below. The Board Mandate is set out as Schedule B to this Circular and is available on our website at cenovus.com.

Chief Executive Officer Performance Our Board is responsible for appointing the Chief Executive Officer and monitoring the Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value.

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. Our Board discusses and reviews all materials relating to the strategic plan with management and receives updates from management on the strategic plan throughout the year. Management is required to seek our Board’s approval for any transaction that would have a significant impact on our strategic plan.

Our Board also conducts a separate annual strategy session with Management. At such session, the Board discusses with management high level matters with a longer term perspective which may affect our business. The session assists Management in its preparations for the development of the annual strategic plan.

Compensation Our Board approves the Chief Executive Officer (“CEO”) and executive officer compensation. For a description of the process by which compensation for the Corporation’s named executive officers is determined, see the Compensation Discussion and Analysis section of this Circular.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for ensuring an adequate system of internal control exists to identify our principal risks, including operational risks, and to monitor the process to manage such risks. In accordance with this responsibility, our Board approved our enterprise risk management program, which established a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact on the achievement of Cenovus’s strategic objectives as well as their likelihood of occurring. Risks are analyzed through the use of a risk matrix and other standardized assessment tools. The Board oversees the implementation of the enterprise risk management program by Management and provides oversight for risk management activities.

Communications Our Board is responsible for approving a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. Our news releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com.

Our Board receives regular reports on any key communications issues. Procedures to facilitate feedback from shareholders include the following:

(a)	meetings and communications with shareholders pursuant the Board Shareholder Communication & Engagement Policy;

(b)	shareholders may send comments via email to investor.relations@cenovus.com;

Cenovus Energy Inc.	27	2018 Management Information Circular

(c)

a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5; and

(d)	our transfer agent and registrar, Computershare, has a website www.computershare.com/Cenovus and a toll-free number (1-866-332-8898) to assist shareholders.

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct & Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct & Ethics, see Ethical Business Conduct – Code of Business Conduct & Ethics in this Corporate Governance section of this Circular. The Board does not have a retirement policy for its directors.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure our Board functions independent from Management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to Management’s authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

POSITION GUIDELINES

The Board has approved general guidelines for the President & Chief Executive Officer, the Board Chair and the Chairs of each Board committee, which are each available on our website at cenovus.com.

President & Chief Executive Officer The President & Chief Executive Officer’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer’s performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this Circular.

Board Chair The fundamental responsibility of the Board Chair is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

Committee Chairs The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior Management, including overviews of major producing properties and areas of operations. As part of the formal orientation, new directors receive an information package containing our strategic planning materials, directors’ information handbook, recently issued disclosure materials and independent third-party peer comparison information. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with our Board Chair, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with Management for informal question and answer discussions.

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Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Opportunities during 2017 included the following:

•

In February, directors attended a Technology Development Workshop presented by Cenovus staff. In attendance were Mss. Nielsen and Zygocki and Messrs. Daniel, Delany, Grandin, Leer, Marcogliese, Mongeau, Rampacek, Taylor, Thomson and Ferguson.

•

In April, an optional SER Committee Education Session regarding Process Safety Management was presented by Cenovus staff. In attendance were Ms. Zygocki and Messrs. Daniel, Marcogliese, Rampacek, Taylor, Thomson and Ferguson. Ms. Dabarno attended as a guest. Ms. Nielsen and Messrs. Delaney, Grandin, Leer, Mongeau were unavailable to attend.

•

In June, directors attended a Technology and Digital Expo presented by Cenovus staff. In attendance were Ms. Zygocki and Messrs. Daniel, Delaney, Leer, Marcogliese, Mongeau, Rampacek, Taylor, Thomson and Ferguson. Ms. Dabarno was unavailable to attend.

•

In July, directors attended a Safety, Environment and Responsibility Tour of our Deep Basin assets. In attendance were Mss. Dabarno and Zygocki, and Messrs. Delaney, Leer, Marcogliese, Mongeau, Rampacek, Taylor, Thomson and Ferguson. Mr. Daniel was unavailable to attend.

•

In November, directors attended a Cyber Security Workshop presented by Cenovus staff. In attendance were Mss. Dabarno and Zygocki and Messrs. Daniel, Leer, Marcogliese, Mongeau, Rampacek, Taylor and Thomson. Messrs. Delaney and Ferguson (prior to his retirement) were unavailable to attend.

•

In December, directors attended a Hedging Workshop presented by Cenovus staff and certain financial institution analysts. In attendance were Mss. Dabarno and Zygocki and Messrs. Daniel, Delaney, Leer, Marcogliese, Mongeau, Rampacek, Taylor, Thomson and Pourbaix. In addition, directors also attended a Buy/Sell Side Analyst discussion presented by RBC Capital Markets and Capital World Investors. In attendance were Mss. Dabarno and Zygocki and Messrs. Daniel, Delaney, Leer, Marcogliese, Mongeau, Rampacek, Taylor, Thomson and Pourbaix.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

ETHICAL BUSINESS CONDUCT

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and consultants. The Code of Business Conduct & Ethics makes specific reference to the protection and proper use of our assets, fair dealings with our stakeholders, detection and prevention of fraud and compliance with laws and regulations. All of our directors, officers, employees, contractors and consultants are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com.

Investigations Practice We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

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Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director’s potential conflict with the President & Chief Executive Officer, provide advice to the Board Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Disclosure, Confidentiality and Employee Trading We have a policy on disclosure, confidentiality and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

DIRECTOR NOMINEE IDENTIFICATION PROCESS

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

One of the NCG Committee’s most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG Committee receives and evaluates suggestions for candidates from individual directors and the President & Chief Executive Officer. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable.

The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in the skills, expertise, industry experience, gender, ethnicity, age and other distinctions between directors. Accordingly, consistent with the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

To support these goals, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board, the NCG Committee reviews the skills matrix (see the Board Assessment Process – Skills Matrix section below), which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors.

COMMITTEES

The Board’s committees assist the Board with fulfilling its fundamental responsibilities including oversight of management of the business with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. Each of the Board’s committees are comprised exclusively of independent directors. A brief summary of the committees’ duties that support the Board in accomplishing its responsibilities follows.

Description of Committees

Audit Committee The Audit Committee is responsible for overseeing and reviewing Cenovus’s risk management framework and Management’s identification of significant financial risks or exposures.

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Human Resources and Compensation Committee The HRC Committee assists the Board in carrying out its responsibilities in respect of succession planning, senior management development and Management’s performance. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of saving and investment plans.

Nominating and Corporate Governance Committee The NCG Committee assists the Board in carrying out its responsibilities with respect to corporate governance, including Board composition and nomination issues, Director compensation and minimum shareholding guidelines for Directors, by reviewing such issues and making recommendations to the Board as appropriate.

Reserves Committee The Reserves Committee assists the Board in carrying out its responsibilities with respect to overseeing the evaluation and disclosure of Cenovus’s oil and gas reserves and resources.

Safety, Environment and Responsibility Committee The SER Committee assists the Board in carrying out its oversight of responsibilities in respect of developing and implementing policies, standards and practices regarding corporate responsibility. These policies, standards and practices take into account, among other things, safety, social, environmental, ethical and economic considerations.

Committee Memberships

The following table identifies the standing committees of the Board and the members of each committee as at March 2, 2018:

Standing Committees(5)
Director	Audit Committee (5 members)	Human Resources and Compensation Committee (6 members)	Nominating and Corporate Governance Committee (10 members)	Reserves Committee (6 members)	Safety, Environment and Responsibility Committee (5 members)
Susan F. Dabarno(1)		✓	✓	✓
Patrick D. Daniel(2)	✓	✓	Chair	✓	✓
Ian W. Delaney(3)		Chair	✓		✓
Steven F. Leer	✓	✓	✓
Richard J. Marcogliese			✓	✓	✓
Claude Mongeau	✓		✓	✓
Alexander J. Pourbaix(4)	-	-	-	-	-
Charles M. Rampacek		✓	✓		Chair
Colin Taylor	Chair		✓	✓
Wayne G. Thomson	✓		✓	Chair
Rhonda I. Zygocki		✓	✓		✓
Number of Meetings in 2017	5	6	5	3	3

Notes:

(1)	Ms. Dabarno was first elected as a director on April 26, 2017 and was appointed to the HRC Committee, the NCG Committee and the Reserves Committee as of the same date.
(2)

As Board Chair, Mr. Daniel is an ex officio non-voting member of the Audit Committee, the HRC Committee, the Reserves Committee and the SER Committee, by standing invitation, and may vote when necessary to achieve quorum.

(3)	Mr. Delaney is Vice-Chair of the NCG Committee.
(4)	As a member of Management, Mr. Pourbaix is not a member of any standing committee of the Board.
(5)	A non-standing CEO Search Committee was established in 2017 and its members included Richard J. Marcogliese, Wayne G. Thomson and Rhonda I. Zygocki (Subcommittee Chair).

Committee Mandates

For a description of the mandates of the Board committees, see Schedule C – Committee Information to this Circular.

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BOARD ASSESSMENT PROCESS

We have established practices for the regular evaluation of the effectiveness of our Board, the Board committees and each director.

The NCG Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Chair of the NCG Committee meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair of the NCG Committee in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director’s gender, ethnicity, age and other distinctions bring to the Board. In 2017, the assessments were independently administered for the NCG Committee by Deloitte LLP.

The Vice-Chair of the NCG Committee also meets periodically with the Chair of the NCG Committee to discuss his effectiveness as the Chair of the Board, Chair of the NCG Committee and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and Management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee’s assessments.

Skills Matrix

The Board’s process of Board composition review and renewal involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the Board Diversity Policy, Cenovus’s long-term plan and peer group disclosure. As reflected in the skills matrix chart found in the section of this Circular entitled Information on the Board and Director Nominees – Key Skills and Experience, Residency, Tenure and Age Range, which lists the skills and experience of our nominees together with their residency, tenure and age range, the NCG Committee has identified the following key skills and experience when assessing the qualifications of the Board:

•	Senior Level Oil & Gas Industry Experience

•	Chief Executive Officer Experience

•	Strategic Planning & Execution

•	Operations & Resource Development

•	Refining

•	Marketing & Transportation

•	Financial, Accounting & Capital Markets

•	Risk Management

•	Human Resources, Compensation & Organizational Management

•	Government & Stakeholder Relations

•	Governance

•	Safety, Environment & Health

Shareholder Communication and Engagement

Cenovus understands the importance of meaningful engagement with shareholders. Our objective is to provide transparent disclosure of our governance and compensation practices, and to seek continuous improvement of our practices and disclosure. Our Board has a Board Shareholder Communication & Engagement Policy (the “Engagement Policy”). The purpose of the Engagement Policy is to further the Board’s commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board’s undertakings in regards to communicating with shareholders and its approach to shareholder engagement and provides information on how interested shareholders can contact our Board. The Engagement Policy and the contact information of our Investor Relations group are available on our website at cenovus.com.

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Examples of our engagement activities include:

•	Quarterly conference calls and webcasts with the investor community to review the most recently released financial and operating results;

•	Management team speakers at industry and investor conferences discussing public information on our business and operations;

•

Investor Day held in Toronto, Ontario in June 2017 to provide an update on the Corporation’s strategy, outlook and operations. Management and Cenovus’s Investor Relations team also engage with investors throughout the year to provide public information on our business;

•

“Say on Pay” advisory vote on our approach to executive compensation every year since 2012 – Cenovus has received approval ratings of over 80 percent every year (see Item 5. Shareholder Advisory Vote on Executive Compensation in the Business of the Meeting section of this Circular for details about the advisory vote); and

•	Board-Shareholder Engagement Meetings,

•

In July 2017, Messrs. Daniel, Mongeau, Taylor and Thomson engaged in direct meetings with several of the Company’s largest shareholders, soliciting feedback on the Company’s performance and governance matters.

•

In November 2017, Mr. Daniel met with a number of institutional shareholders to discuss matters including board renewal, board diversity, executive compensation and program design, and environmental and social governance policy and disclosure.

Presentations and events, including webcasts of quarterly investor conference calls, presentations made by our executives to the investment community can be found on our website at cenovus.com, together with other relevant investor information including annual and quarterly financial statements, management’s discussion and analysis, Annual Information Forms, management information circulars, as well as Board and committee mandates and other relevant investor information.

BOARD RENEWAL

Annually, the NCG Committee conducts a performance evaluation of the effectiveness and contribution of the Board, Board committees and individual directors. As part of its evaluation, the NCG Committee evaluates the need for changes to Board and committee composition based on an analysis of the skills, expertise and industry experience necessary for the Corporation. In 2014, the NCG Committee embarked upon an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director’s experience and knowledge of Cenovus’s business is a valuable resource. Accordingly, the Board believes that Cenovus and its shareholders are better served with the regular assessment of the effectiveness and contribution of the Board, Board committees and individual directors together with periodic Board renewal, rather than on arbitrary age and tenure limits. Accordingly, the Board has not adopted a formal term limit for directors.

BOARD DIVERSITY POLICY

In February 2015, the Board approved Cenovus’s written Board Diversity Policy. The Board Diversity Policy recognizes the contribution that diversity makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and experience and

The Board Diversity Policy includes an aspirational target to have at least one-third female independent directors by 2020 to consider diversity criteria, including gender, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. The Board Diversity Policy includes an aspirational target to have at least one-third female independent members of the Board by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

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While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations.

The Board has been engaged in an active Board renewal process, led by the NCG Committee and commenced in 2014, and has engaged the services of an external search firm for identification of potential candidates. There has been a specific focus in the search process on identifying well qualified female candidates and acquiring the skills, expertise and experience the Corporation requires as its business and business environment evolves and in light of Director retirements. This approach resulted in the identification of Mss. Zygocki and Dabarno, as well as Messrs. Leer, Marcogliese, Mongeau and most recently Messrs. Kvisle and MacPhail. The NCG Committee and the Board are satisfied that all of the new Director candidates selected as part of this Board renewal process have been the right candidates for the Board based on the skills, expertise and experience the Corporation requires.

The Board Diversity Policy is available on our website at cenovus.com.

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DIRECTOR COMPENSATION

Director Compensation Philosophy

Cenovus’s non-employee director compensation package takes into account the following elements:

•	the importance of attracting experienced and skilled individuals with the skills, expertise and industry experience necessary for the Corporation;

•	the alignment of non-employee directors’ interests with those of our shareholders;

•	having a market competitive and aligned director compensation package;

•	the time commitment and responsibilities assumed when serving on our Board and Board committees; and

•	the fiduciary nature of the role requiring independence of thought and action.

Director Compensation Governance

In December 2017, the Board revised the mandates of the HRC Committee and the NCG Committee such that responsibilities with respect to reviewing and making recommendations to the Board regarding the non-employee director compensation program and non-employee directors minimum share ownership guidelines moved from the HRC Committee to the NCG Committee.

When reviewing Board compensation, the HRC Committee in the past, and now the NCG Committee, has engaged an independent compensation consultant to benchmark compensation relative to the Executive Compensation Peer Group used for executive compensation (refer to the Executive Compensation Peer Group section of this Circular for the definition of and more information on the Executive Compensation Peer Group), and to provide information on Board compensation governance and best practice trends. Advice, peer data and other information and recommendations received from independent compensation consultants as well as recommendations and materials provided by Management, are factors considered by the NCG Committee in formulating recommendations to the Board in addition to discretion of the NCG Committee and the Board.

2017 Director Compensation Structure

The total compensation package for non-employee directors consists of an annual equity-based award in the form of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and meeting and travel fees, where applicable.

The following table sets out the compensation structure that was in effect for our non-employee directors in 2017:

Board Chair
Annual retainer(3)	$250,000
Annual DSU Award	7,500 DSUs

Non-employee Directors (excluding Board Chair)
Annual retainer(3)	$30,000
Annual Committee Chair Retainers(3)
Audit Committee Chair	$15,000
Other Committee Chairs (each)(1)	$7,500
Board and committee meeting fee (per meeting)	$1,500
Annual DSU Award	6,500 DSUs

All Non-employee Directors (where applicable)(2)
Travel fee (per instance)	$1,500

Notes:

(1)

There is no separate Committee Chair retainer paid when the Committee Chair is the Board Chair. As such, in 2017, Mr. Grandin, prior to his retirement on April 26, 2017 and Mr. Daniel upon his appointment as Board Chair on the same date, were not paid a separate Committee Chair retainer as Chair of the NCG Committee.

(2)

A travel fee of $1,500 is paid for each Board or Committee meeting where a director is normally resident outside of western Canada, or when the location of a Board or Committee meeting is outside of western Canada and away from the director’s place of residence, for any one travel event (i.e. round-trip).

(3)	Annual retainers are pro-rated for periods of partial service.

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In addition to the normal annual director compensation structure reflected above, the members of the CEO Search Subcommittee struck by the Board in 2017, received a retainer fee of $15,000 for such service in 2017.

The President & Chief Executive Officer did not receive compensation for serving as a director of Cenovus. For information regarding the compensation received by Mr. Ferguson in 2017 in his capacity as President & Chief Executive Officer of Cenovus until November 3, 2017 and Mr. Pourbaix upon his appointment on November 6, 2017, refer to the Compensation Discussion and Analysis –Compensation Tables – Summary Compensation Table.

Changes to Director Compensation Structure in 2018

On February 14, 2018, the NCG Committee recommended and the Board approved revisions to the director compensation program to implement a flat fee structure. The new structure eliminates meeting fees and shifts the annual DSU grant from a fixed number of DSUs to a number of DSUs based on a fixed target grant date value. This change promotes the objectivity of directors as stewards of the Company. Cenovus’s director compensation program design is targeted around the 25th percentile of the Executive Compensation Peer Group, which reflects the Company’s relative market capitalization compared to the Executive Compensation Peer Group. Commencing in 2018, the total compensation package for non-employee directors consists of an annual equity-based award with a target grant date value for the allocation of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and travel fees, where applicable.

The changes to the non-employee director program are designed to: (i) reduce the variability of director fees; (ii) promote objectivity and independence; (iii) reflect the expected time commitment of directors; and (iv) enhance alignment of director compensation with the interests of shareholders.

The unusually high number of Board and Committee meetings in 2017 necessary to support the significant events in the year, together with the changes to the compensation structure are expected to result in 2018 aggregate fees being about 20 percent lower for the Board Chair and about 40 percent lower for the average non-Chair director than in 2017.

The following table sets out the new compensation structure for our non-employee directors effective as of January 1, 2018:

Board Chair(1)
Annual retainer(5)	$190,000
Annual DSU Award(3)	$140,000

Non-employee Directors (excluding Board Chair)
Annual retainer(5)	$70,000
Annual DSU Award(3)	$120,000
Annual Committee Chair Retainers(2,5)
Audit Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Other Committee Chairs (each)	$12,500
Annual Committee Member Retainers(5)	$5,000

All Non-employee Directors (where applicable)(4)
Travel fee (per instance)	$1,500

Notes:

(1)	There is no separate Committee Chair retainer paid when the Committee Chair is the Board Chair.
(2)	There is no separate Committee Member retainer paid when the Committee Member is the Committee Chair.
(3)	Each director shall, in accordance with the Deferred Share Unit Plan for Directors (“DSU Plan”), receive an annual equity based award value in the form of DSUs.
(4)

A travel fee of $1,500 is paid for each Board or Committee meeting where a director travels outside of the province or state of his or her normal residence, or outside the country of his or her normal residence in the case of a Director who is not normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a Committee of the Board.

(5)	Annual retainers are pro-rated for periods of partial service.

Consistent with the director compensation structure in place in 2017, the President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus under the revised structure.

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Deferred Share Unit Plan for Directors

Each non-employee director is provided an annual grant of DSUs under the Corporation’s Deferred Share Unit Plan for Directors. DSUs are entirely cash-based bookkeeping entries on the books of the Corporation, the grant date notional value of which is based on the closing price per Common Share on the TSX on the last trading day immediately preceding the grant date. Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Non-employee directors also have the option to elect to receive all or a portion of their retainers, meeting fees and travel fees in the form of DSUs.

DSUs vest immediately when they are credited to the director’s account, but may be redeemed only upon the departure of the director from Cenovus, either by resignation, termination or retirement. When a director departs, DSUs held by the departing director must be redeemed by December 15 of the first calendar year following the year of departure from the Board. Special rules apply in respect of directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable. The value of DSUs that may be redeemed is equal to the number of DSUs in the director’s account on the date of redemption multiplied by the trading price of a Common Share on the day prior to the date of redemption. This amount is paid to the director in cash subject to any applicable tax and other withholdings.

Director Total Compensation

Summary Compensation Table for Directors The following table summarizes the total annual compensation paid to our non-employee directors for the year ended December 31, 2017.

Name	Fees Earned ($)	Share-Based Awards(1) ($)	Total ($)
Patrick D. Daniel (Board Chair)(2)	197,157	131,950	329,107
Michael A. Grandin (former Board Chair)(3)	81,308	152,250	234,186	(4)
Susan F. Dabarno(5)	51,925	92,690	144,615
Ian W. Delaney	85,500	131,950	217,450
Steven F. Leer	90,000	131,950	221,950
Richard J. Marcogliese	99,000	131,950	230,950
Claude Mongeau	76,500	131,950	208,450
Valerie A.A. Nielsen(6)	26,137	131,950	158,087
Charles M. Rampacek	94,500	131,950	226,450
Colin Taylor	100,500	131,950	232,450
Wayne G. Thomson	99,000	131,950	230,950
Rhonda I. Zygocki	103,500	131,950	235,450
Total:	1,104,027	1,564,440	2,670,095

Notes:

(1)

The values presented reflect the grant date fair value of DSUs granted during the year, calculated as the number of DSUs granted multiplied by the closing price of a Common Share on the TSX on the last trading day prior to the grant date.

(2)	Mr. Daniel was appointed Board Chair on April 26, 2017.
(3)	Mr. Grandin retired from the Board and from his position as Board Chair on April 26, 2017.
(4)	Includes an additional amount of $1,628 representing a parking benefit provided to Mr. Grandin, our former Board Chair, prior to his retirement on April 26, 2017.
(5)	Ms. Dabarno was first elected as a director on April 26, 2017.
(6)	Ms. Nielsen retired from the Board on April 26, 2017.

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Breakdown of Fees Earned

Below is a detailed breakdown of the fees earned by our non-employee directors for the year ended December 31, 2017, excluding Share-Based Awards (the annual award of DSUs). A significant portion of our non-employee directors’ total compensation was elected by directors to be received in the form of DSUs, enhancing alignment of director interests with shareholders.

Name	Board Retainer Fee ($)		Committee Retainer Fee ($)	Board and Committee Meeting Fees ($)	Travel Fees ($)	Total Fees Earned ($)(1)	Fees Taken in DSUs ($)(2)	Fees Taken in Cash ($)(3)
Patrick D. Daniel (Board Chair)(4)	179,157		-	18,000	-	197,157	197,157	-
Michael A. Grandin (former Board Chair)(5)	80,308		-	-	-	80,308	-	80,308	(6)
Susan F. Dabarno(7)	20,425		-	25,500	6,000	51,925	10,875	41,050
Ian W. Delaney	30,000		7,500	39,000	9,000	85,500	85,500	-
Steven F. Leer	30,000		-	48,000	12,000	90,000	90,000	-
Richard J. Marcogliese	45,000	(8)	-	40,500	13,500	99,000	99,000	-
Claude Mongeau	30,000		-	33,000	13,500	76,500	76,500	-
Valerie A.A. Nielsen(9)	9,637		-	16,500	-	26,137	6,534	19,603
Charles M. Rampacek	30,000		7,500	45,000	12,000	94,500	-	94,500
Colin Taylor	30,000		15,000	43,500	12,000	100,500	-	100,500
Wayne G. Thomson	45,000	(8)	7,500	46,500	-	99,000	-	99,000
Rhonda I. Zygocki	45,000	(8)	-	45,000	13,500	103,500	103,500	-
Total	574,527		37,500	400,500	91,500	1,104,027	669,067	434,961

Notes:

(1)	Amounts reflect aggregate value of fees and/or retainers earned, excluding the annual DSU award.
(2)	Amounts reflect the portion of fees/retainers earned (excluding the annual DSU award), elected by the director to be received in the form of DSUs.
(3)	Amounts reflect the portion of fees/retainers earned (excluding the annual DSU award), that were received in the form of cash.
(4)	Mr. Daniel was appointed Board Chair on April 26, 2017.
(5)	Mr. Grandin retired from the Board and from his position as Board Chair on April 26, 2017.
(6)	Excludes an additional amount of $1,628 representing a parking benefit provided to Mr. Grandin, our former Board Chair, prior to his retirement on April 26, 2017.
(7)	Ms. Dabarno was first elected first elected as a director on April 26, 2017.
(8)	Ms. Zygocki and Messrs. Marcogliese and Thomson received a retainer fee of $15,000 for their service as a member of the CEO Search Subcommittee.
(9)	Ms. Nielsen retired from the Board on April 26, 2017.

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Director Share Ownership Guidelines

Each non-employee director is required to maintain minimum holdings of Common Shares (including DSUs) representing a value equal to at least three times that director’s total compensation for the most recent year ended December 31. New directors are required to achieve the share ownership guidelines within five years of joining the Board. These requirements are intended to enhance alignment of director and shareholder interests.

As of March 2, 2018, all of our independent directors were in compliance with the applicable share ownership guidelines. The following table illustrates the value of their holdings as at March 2, 2018.

	At-Risk Investment Beneficial Shareholdings(1)
Name	Common Shares ($)	DSUs ($)	Total ($)	As a multiple of 2017 Total Compensation	Share Ownership Guideline ($)	Status
Susan F. Dabarno	293,408	193,096	486,503	3.36	433,845	In compliance	(2)
Patrick D. Daniel	724,150	2,100,129	2,824,279	8.58	987,323	In compliance
Ian W. Delaney	2,922,000	2,460,217	5,382,217	24.75	652,350	In compliance
Steven F. Leer	19,480	455,491	474,971	2.14	665,850	In compliance	(3)
Richard J. Marcogliese	487,000	354,370	841,370	3.80	664,965	In compliance	(4)
Claude Mongeau	1,181,462	311,729	1,493,191	7.06	634,515	In compliance	(5)
Charles M. Rampacek	97,400	736,178	833,578	3.68	679,350	In compliance
Colin Taylor	22,402	736,178	758,580	3.26	697,350	In compliance
Wayne G. Thomson	20,746	1,131,145	1,151,891	4.99	692,850	In compliance
Rhonda I. Zygocki	243,831	334,588	578,420	2.56	678,465	In compliance	(4)

Notes:

(1)

The value of “At-Risk Investment – Beneficial Shareholdings” was determined by multiplying the number of Common Shares and DSUs held by each director as of March 2, 2018, by the closing price of a Common Share on such date of $9.74.

(2)	Ms. Dabarno joined the Board on April 26, 2017 and has five years, until April 26, 2022, to achieve the share ownership guideline.
(3)	Mr. Leer joined the Board on April 29, 2015 and has five years, until April 29, 2020, to achieve the share ownership guideline.
(4)	Ms. Zygocki and Mr. Marcogliese joined the Board on April 27, 2016 and have five years, until April 27, 2021, to achieve the share ownership guideline.
(5)	Mr. Mongeau joined the Board on December 1, 2016 and has five years, until December 1, 2021, to achieve the share ownership guideline.

Cenovus Energy Inc.	39	2018 Management Information Circular

LETTER FROM THE BOARD

Dear Fellow Shareholders,

We are pleased to present the Compensation Discussion and Analysis, which explains the Corporation’s executive compensation philosophy and practices, and how they were applied to reach our executive compensation decisions for 2017.

Company Performance and Business Environment

The last year has been one of transition for Cenovus. In May 2017, we completed our major asset acquisition to obtain full control of our oil sands assets, as well as to acquire our Deep Basin assets, and after the sale of our legacy conventional oil and natural gas assets, our upstream operations are now focused on two core areas – the oil sands and Deep Basin. This powerful portfolio of assets positions a solid foundation for years of potential cash flow and production growth. In 2017, we also saw the price of West Texas Intermediate recover to around US$60 a barrel by year-end after falling close to US$42 during the summer, although the benefit to the Company was somewhat offset by widening light-heavy differentials. We were also encouraged by progress achieved on key pipeline projects, such as the Trans Mountain Expansion as well as approvals in the U.S. for Keystone XL, though considerable challenges remain in getting these projects to completion.

Shortly after we completed our acquisition, several members of the Board travelled to speak directly with some of our top shareholders. They emphasized that they think we have among the best assets and people in the business and the potential to be a top-tier performer in our industry. However, shareholders are disappointed with total shareholder return, including returns relative to our peers. We also heard consistently that we needed to prove our expertise in the Deep Basin and move quickly to deleverage our balance sheet.

In the second half of 2017 and now into 2018, Cenovus has made considerable progress in reducing debt and developing our Deep Basin assets. We continue to focus on strengthening our balance sheet further, reducing costs, driving increased cash flow and providing shareholder returns.

President & Chief Executive Officer Succession

In mid-2017, we announced that Mr. Brian Ferguson, Cenovus’s President & Chief Executive Officer since the Company’s inception in 2009, would retire from his roles as President & Chief Executive Officer and as a director of Cenovus before the end of 2017. Brian retired from those roles as of November 3, 2017, and as previously announced, continues in a transition advisor role until March 31, 2018. On behalf of the Board and the entire Company, I’d like to thank Brian for his years of thoughtful leadership and dedication to Cenovus and its predecessor companies.

In June 2017, the Board of Directors established a CEO Search Subcommittee (the “Subcommittee”) of the Human Resources and Compensation Committee (the “HRC Committee”) and the Nominating and Corporate Governance Committee, comprised of Ms. Zygocki (the Subcommittee Chair) and Messrs. Marcogliese and Thomson. The Subcommittee was responsible for retaining an executive recruiting firm, identifying suitable candidates, consulting the executive search firm and the HRC Committee’s independent compensation advisor with respect to level and structure of target compensation and changes to the applicable compensation program, and negotiating terms of an executive employment agreement. Numerous informal meetings were held between June 2017 and October 2017. Effective November 6, 2017, Mr. Alex Pourbaix was appointed as President & Chief Executive Officer and a member of the Board following a robust process that included a global search for external candidates and considered the internal candidates identified under our existing executive succession plans. We had strong internal succession candidates, but ultimately decided, with significant consideration of feedback received by the Board directly from shareholders, including in shareholder engagement meetings over the course of the summer of 2017, that an external candidate offered the best opportunity for renewal of strategy and culture at the Company. See the Human Resources and Compensation Committee section in Schedule C – Committee Information of this Circular for more information on the succession planning process with respect to the President & Chief Executive Officer. Following an exhaustive search, Mr. Pourbaix was chosen in consideration of his impressive track record of leadership in the Canadian energy industry spanning nearly three decades. Alex is committed to realizing Cenovus’s potential and driving value for shareholders.

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Key Changes to President & Chief Executive Officer Compensation Program in 2017

We viewed the President & Chief Executive Officer succession as an opportunity to reposition and renew executive compensation at Cenovus. In repositioning the President & Chief Executive Officer compensation program, we made a number of significant changes, including the following:

1.	Reduced annual base salary for the President & Chief Executive Officer by $350,000 (26%) relative to 2017

2.

Increased the weighting of target total variable compensation (target bonus plus target long-term incentive awards) for the President & Chief Executive Officer from about 80% to 85% of Total Direct Compensation, and correspondingly reduced the weighting of salary (fixed compensation) in Total Direct Compensation to 15% for the new President & Chief Executive Officer, compared to 21% for his predecessor

3.	Reduced compensation in lieu of notice on termination of employment in a change of control event from 36 to 24 months

4.	Introduced a claw-back provision (for more information see the Compensation Discussion and Analysis – Compensation Governance section of this Circular)

5.

Introduced a non-competition and solicitation provision restricting employment with any of the entities in the PSU Peer Group for a period of one year after leaving the Company (see the Compensation Discussion and Analysis – Compensation Governance – 2017 Executive Compensation Decisions – Overview of Other Changes to President & Chief Executive Officer Employment Terms Structure section of this Circular)

6.	Increased minimum shareholding guideline from 5.0 times to 6.0 times annual base salary and accelerated the deadline to achieve the minimum shareholding guideline from 5 to 2 years after appointment

Executive Compensation Alignment with Shareholder Interests

While we have always designed our executive compensation programs based on the objectives of pay for performance and alignment with shareholder interests, we believe the changes we have made to the President & Chief Executive Officer compensation program further emphasize those objectives. These shifts will serve as our roadmap on compensation structure for any new executive hires going forward.

We were also delighted to have Mr. Pourbaix join Cenovus already holding Cenovus Common Shares with a market value of nearly six times his annual base salary on his start date, and then acquire more Common Shares to surpass his shareholding guidelines within two calendar months of joining the Company.

Please see the Compensation Discussion and Analysis section in this Circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2017 including for the other Named Executive Officers. As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices.

/s/ Patrick D. Daniel Patrick D. Daniel	/s/ Ian W. Delaney Ian W. Delaney
Chair of the Board	Chair of the HRC Committee

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COMPENSATION DISCUSSION AND ANALYSIS

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COMPENSATION GOVERNANCE

Role of the Board and HRC Committee

The Board is responsible for approval of compensation for our President & Chief Executive Officer and other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation’s business strategy and by making recommendations to the Board. A description of the HRC Committee Mandate, which sets out the responsibilities, powers and operations of the HRC Committee, is found in the Human Resources and Compensation Committee section in Schedule C –Committee Information of this Circular.

Independence of the HRC Committee

Our HRC Committee is made up of independent directors who bring different perspectives, approaches and experience to the governance of our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers. These perspectives provide a strong level of governance and inquiry in respect of our compensation program, decisions regarding executive compensation and in the many other human resources matters for which they are responsible, as outlined in the HRC Committee Mandate, which is available on our website at cenovus.com.

A general description of the skills and experience of the members of the HRC Committee is set out in the individual director biographies and the skills matrix chart, each found in the Information on the Board and Director Nominees – Director Nominees section of this Circular. Additionally, a further description of the direct experience of each of the HRC Committee members that is relevant to his or her responsibilities in executive compensation can be found in the Human Resources and Compensation Committee section of Schedule C – Committee Information to this Circular. The Board believes the collective skills and experience of the individual members of the HRC Committee enable the Committee as a whole to make decisions on the suitability of the Company’s compensation policies and practices.

Compensation Consultants to Management and the HRC Committee

Cenovus engages the services of Willis Towers Watson for advice regarding the competitiveness of our compensation program as a whole. Specifically, Willis Towers Watson assists Management with and provides the HRC Committee information on the following items:

•

regular competitive analysis of the elements of our compensation program, including base salary, annual performance bonus program, long-term incentive program, retirement and pension benefits and other compensation;

•	review of the objectives and principles that we use to design our compensation philosophy and program, including advice regarding our compensation and performance peer groups;

•	information on trends and best practices in compensation philosophy and program design; and

•	an independent risk assessment of our executive compensation program (see Compensation Risk Assessment below).

In addition, Management receives retirement and pension plan advice from Willis Towers Watson, including acting as our actuary and as an asset management consultant for our pension and investment plans, and for corporate risk and brokering services.

Independent Compensation Consultants

Since January 2016, the HRC Committee has retained the services of Hugessen Consulting (“Hugessen”) as its independent compensation consultant, to review and provide advice and perspective to the HRC Committee on analysis and recommendations put forward by Management and Willis Towers Watson, to conduct a review and provide recommendations regarding Cenovus’s non-employee director compensation program and to develop proposals or information for the HRC Committee on request. In 2017, such engagement of Hugessen extended to the NCG Committee when responsibilities with respect to reviewing and making recommendations to the Board regarding the non-employee director compensation program were moved from the HRC Committee’s mandate to the

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NCG Committee’s mandate. Hugessen assisted the HRC Committee in 2017 by providing information and advice with respect to executive compensation matters. In addition, the Subcommittee of the HRC Committee consulted Hugessen with respect to level and structure of target compensation for the new President & Chief Executive Officer and changes to the Company’s President & Chief Executive Officer’s compensation program. Hugessen also assisted the NCG Committee by providing information and advice with respect to the non-employee director compensation program and changes thereto. Hugessen does not provide any services to Management.

Executive Compensation-Related Fees consist of the aggregate fees billed for services related to determining compensation for any of the Corporation’s directors and executive officers. The executive compensation-related fees paid by Cenovus to each of Willis Towers Watson and Hugessen in 2016 and 2017 are set out in the table below:

	Executive Compensation-Related Fees
Executive Compensation Consultant	2017 (000’s)	2016 (000’s)
Willis Towers Watson	$436	$575
Hugessen Consulting	$234	$232

All Other Fees In addition to the fees disclosed above, Willis Towers Watson assisted with certain matters including, but not limited to, pension and benefits actuarial, investment consulting and accounting services, non-executive compensation advice and corporate risk and brokering services. Total fees payable to Willis Towers Watson for the foregoing services were approximately $1,697,000 in 2017 and approximately $1,579,000 in 2016, which includes the aggregate fees billed for all other services that are not included in Executive Compensation-Related Fees, as more specifically described above. The year over year increase primarily reflects plan valuations and divestiture services, and other ad hoc engagements.

Other than the fees disclosed above, no other fees were paid by Cenovus to Hugessen in 2017 and 2016.

Factors Considered in Executive Compensation Decisions

The advice, information and recommendations provided by Willis Towers Watson and Hugessen are factors considered in the HRC Committee recommendations and the Board’s decisions regarding executive compensation; however, the HRC Committee and the Board do not rely exclusively on such advice, information and recommendations. The decisions of the HRC Committee and Board with respect to executive compensation reflect a number of other factors and considerations, including but not limited to, advice, peer data and other information and recommendations from compensation consultants and Management and the discretion of the HRC Committee and the Board.

Compensation Risk Governance

The HRC Committee’s primary duties and responsibilities are to review, monitor and make recommendations to the Board with respect to compensation philosophy and compensation program design; potential risks posed to Cenovus’s financial or reputational well – being by the Corporation’s compensation program; director compensation; executive officer compensation, including the President & Chief Executive Officer; competitive compensation analysis; succession planning for executive officers; performance measures for short and long – term incentive plans; and pension and investment plan governance, design and funding. The HRC Committee will utilize its discretion to adjust compensation including annual performance bonus payments and long-term incentive grants and recover payments made in cases of gross or willful misconduct by our executive officers resulting in a material misstatement of the Company’s financial position.

It is essential that the compensation program design takes into account the risks Cenovus is exposed to in the pursuit of its strategic objectives. It is important for executive compensation to be linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental responsibility and market access. Shareholder value is increased through effective risk management and sound operational business practices and controls which are aligned to the long-term strategic objectives of the Corporation.

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We continuously review our compensation programs and take into account any recommendations or commentary from our review. In light of current market conditions and cost saving initiatives, we had Willis Towers Watson conduct an independent risk assessment of our executive compensation program in 2016. The Board determined that there are no risks from the executive compensation programs that are reasonably likely to have a material adverse effect on the Corporation.

Claw-Back Provision

Our President & Chief Executive Officer compensation terms now include a claw-back provision, which we took the opportunity to introduce upon the hire of Mr. Pourbaix as our new President & Chief Executive Officer. The Board expects this provision to be a standard employment term for for other new employee executives of the Company going forward. Under

We introduced a Claw-Back provision for our new President & CEO such provision, President & Chief Executive Officer compensation will be subject to compensation recovery (claw-back) provisions in effect from time to time as approved by the Board, pursuant to which the Board will have discretion to cancel any bonus payments or unvested incentive awards and/or require reimbursement of paid bonuses or incentive awards, as applicable, in the event of either: (i) fraud, theft or similar misconduct by the executive in the context of employment with the Corporation, regardless of whether or not there is a related financial restatement; or (ii) a restatement of financial statements of the Corporation due to material non-compliance with any financial reporting requirement under applicable securities laws, where: the amount of incentive compensation received or to be received by the executive was calculated based upon the achievement of certain financial results that are subsequently the subject of or affected by such financial restatement; the executive failed to act honestly and in good faith with a view to the best interests of the Corporation or failed to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and the value of the incentive compensation payment received or to be received by the executive would have been lower had results been properly reported.

Non-Competition and Non-Solicitation Provision

Our President & Chief Executive Officer terms of employment also now include a non-competition and non-solicitation provision, which the Board expects to be a standard employment term for other new employee executives of the Company going forward. Pursuant to such provision, during employment with the Company and for one year thereafter, the President & Chief Executive Officer may not, without the Company’s prior written consent: (i) accept employment with or consult for any of the entities included in Cenovus’s PSU Peer Group (as defined in the Compensation Discussion and Analysis – Approach to Executive Compensation – Executive Compensation Program Design section of this Circular) for a period of one year after leaving the Company, or affiliates or successors of any of the entities included in such PSU Peer Group, where such entity or any of its affiliates or successors carries on the business of oil and/or natural gas exploration or production in any of Cenovus’s operating areas; (ii) solicit, encourage or cause to cease to work with the Company or any of its affiliates, any person who is then an employee of the Company or any of its affiliates; and (iii) solicit, encourage or cause any contractor, service provider or supplier of the Company or any of its affiliates to cease doing business with the Company or any affiliate. In the event of a breach or threatened breach of these obligations by the executive, the Company will be entitled to injunctive relief as well as any other applicable remedies available at law or in equity.

Executive Share Ownership Guidelines

We believe it is important to closely align the interests of our executive officers with our shareholders. One key way to accomplish this is to require that our executive officers maintain certain minimum holdings of Common Shares (which may include holdings of DSUs). The executive officer share ownership guidelines and compliance are reviewed regularly by the HRC Committee. In October 2017, the HRC Committee recommended and the Board determined that the share ownership guideline for

President & CEO share ownership guideline increased from 5.0 times to 6.0 times annual base salary and deadline accelerated from 5 years to 2 years after appointment the President & Chief Executive Officer be increased from 5.0 times to 6.0 times annual base salary, and in addition the deadline for the guideline to be satisfied was accelerated to two years (rather than the previous deadline of five years) from the date of the President & Chief Executive Officer’s

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appointment. Similarly in February 2018, the HRC Committee determined that the share ownership guideline for executive vice-presidents of the Corporation, which includes all Current Named Executives (as defined in the Compensation Discussion and Analysis – 2017 Executive Compensation section of this Circular), be increased from 2.5 times to 3.0 times annual base salary effective as of March 1, 2018, with the deadline for satisfaction of such guideline remaining five years from the respective date of appointment as executive vice-president, and in the case of current executive vice-presidents of the Corporation, the respective existing deadline was extended by one year.

Prohibition on Hedging

Cenovus employees (including the NEOs) and directors are prohibited from entering into financial derivative transactions which could result in profit from Cenovus’s share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the employee or director.

APPROACH TO EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

Our executive compensation philosophy demonstrates how we provide value to our executive officers and how we align their interests with the interests of our shareholders. Specifically:

•	we actively manage our total compensation costs to be affordable, sustainable and aligned with the business cycle;

•	we pay for performance, reflecting both individual and Company results that are aligned to our business strategy over the short- and long-term as well as expected behaviours;

•	our market competitive total compensation opportunity includes salaries, annual and long-term incentives and benefits to support attraction, retention and engagement;

•	our Total Direct Compensation is aimed at the 50th percentile of the Executive Compensation Peer Group for target performance with the flexibility to provide superior pay for superior performance; and

•	we differentiate individual total compensation based on capability, performance and potential.

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EXECUTIVE COMPENSATION PEER GROUP

Our executive compensation peer group is used to benchmark the compensation of Cenovus’s NEOs and Board, representing companies with North American oil and gas operations of similar size and complexity, with which the Company competes for talent. In 2016, the HRC Committee conducted a thorough review of the Executive Compensation Peer Group, with advice from compensation consultants at Willis Towers Watson and Hugessen, taking into account a number of factors in comparing size and complexity of companies in the existing executive compensation peer group and other companies for potential inclusion, including revenue, asset value, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure. As a result of such review, the Executive Compensation Peer Group was expanded in October 2016 to include Crescent Point Energy Corp. and Pembina Pipeline Corp. The expanded Executive Compensation Peer Group was used by the HRC Committee to assess the competitiveness of Cenovus’s executive compensation arrangements in early 2017. In 2017, the HRC Committee conducted another review of the Executive Compensation Peer Group and it was determined that no changes to the composition of the existing Executive Compensation Peer Group were necessary. The table below reflects Cenovus’s positioning relative to the Executive Compensation Peer Group in terms of 2017 revenue and market capitalization at December 31, 2017.

Company	2017 Revenue ($Billion)	Market Capitalization (as at December 31, 2017) ($Billion)
Canadian Natural Resources Limited	16.7	54.7
Crescent Point Energy Corp.	2.8	5.2
Devon Energy Corporation	17.9(1)	27.3(2)
Enbridge Inc.	44.4	82.9
Encana Corporation	5.1(1)	16.3
Husky Energy Inc.	18.6	17.8
Imperial Oil Limited	29.4	32.9
Marathon Oil Corporation	5.6(1)	18.0(2)
Murphy Oil Corporation	2.7(1)	6.7(2)
Pembina Pipeline Corp.	5.4	22.9
Suncor Energy Inc.	32.1	76.0
TransCanada Corporation	13.4	53.7
50th Percentile	15.1	25.1
Cenovus Energy Inc.	17.0	14.1

Source: Standard & Poor’s Capital IQ

Notes:

(1)	U.S. dollars converted to Canadian dollars at the 2017 average annual exchange rate of US $1.00 = CDN $1.30
(2)	U.S. dollar values converted to Canadian dollars at December 29, 2017 exchange rate of US $1.00 = CDN $1.25

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EXECUTIVE COMPENSATION PROGRAM DESIGN

ELEMENTS OF COMPENSATION

Our executive compensation program is designed to reflect our compensation philosophy as described in the section entitled Approach to Executive Compensation – Compensation Philosophy in this Circular. The following table illustrates the elements of our executive compensation program, and how they work together to provide pay for performance and shareholder alignment.

	Total Direct Compensation				Indirect Compensation

Program	Base Salary	Annual Performance Bonus Maximum award level at two times target	Long-term Incentives		Benefits & Perquisites (including pension)

			Performance Share Units 50% Performance multiplier of zero to two times	Stock Options 50%(1)

Purpose	Intended to reflect individual capability and sustained performance in executing day to day accountabilities of the position.	Intended to reward individual and corporate performance achieved in the year.	Intended to reward achievement of longer-term Company performance and align interests with shareholders.		Intended to promote retention and provide long- term financial security.

Performance Period	Annual reviews	1 Year	3 Years	7 Year term

	Increases based on performance and market data	Payout at risk			Low risk – financial security and retention focused

Notes:

(1)	For additional information on the Stock Option Plan, see Schedule A – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.

Base Salary

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

Annual Performance Bonus Award

The annual performance bonus rewards individual and corporate performance achieved in the year. It is made up of two components: corporate and individual. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group.

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The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are as follows:

Role	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)
			Corporate	Individual
President & Chief Executive Officer	100%	0-200%	100%	0%
Executive Vice-President & Chief Financial Officer	80%		70%	30%
Executive Vice-President & President, Upstream Oil & Gas	80%
President, Downstream of Cenovus Energy US LLC & Director, U.S. Operations (Cenovus Energy US LLC)	80%
Executive Vice-President & Chief Technology Officer	70%

Corporate Component of Annual Performance Bonus Award: Corporate Scorecard

The corporate component of the annual performance bonus award is assessed based on the Corporate Scorecard which includes measures in the areas of operational, environmental, financial and strategic performance. The performance measure categories are intended to focus performance on important elements of our business and strategy, while observing Cenovus’s corporate risk policies. Targets are set in these each year based on the capital and operating budget approved by the Board for the year, and, in some cases, relative performance against our peers.

Corporate Scorecard

Performance Measure	Absolute Performance Weighting	Relative Performance Weighting
Operational Performance
Targets are set for operational performance in the areas of production, operating costs, steam to oil ratio, reserves and safety. Environmental performance measures are also imbedded in operational performance to demonstrate our commitment to environmental performance and innovation.	38%	17%
Environmental Actions
This section of the scorecard includes an evaluation of specific environmental actions, such as wildlife mitigation and fresh water usage reduction taken during the year to improve our environmental footprint.	5%	N/A
Consolidated Financial Performance
We measure our financial performance by assessing Finding and Development Costs, General and Administrative Costs, Netbacks, Recycle Ratio and Adjusted Funds Flow performances as well as Net Debt to Capitalization, and Net Debt to Adjusted EBITDA.	17%	8%
Strategic Accomplishments
This section of the scorecard identifies strategic accomplishments achieved in the year, such as innovation and environmental achievements	15%	N/A
	75%	25%

Following the end of the financial year, Cenovus’s corporate performance is assessed by the HRC Committee and the Board using the Corporate Scorecard. The specific targets set for the year within each element are assessed using the following categories:

(a)	“Exceeded expectations” where we exceeded our target by five percent or more.

(b)	“Met expectations” where we achieved our target within five percent.

(c)	“Underperformed” where we missed our target by five percent or more.

Within each category, a score is then assessed by the HRC Committee with respect to each element of the Corporate Scorecard and an overall Corporate Score between zero and 200 is recommended to the

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Board for approval. Cenovus’s Corporate Scorecard is based on performance against internal targets (75 percent), and performance relative to a peer group (25 percent).

Individual Component of Annual Performance Bonus Award

For each calendar year, all of our employees, including our executive officers, identify specific priorities and accountabilities that are outlined in their individual annual performance agreements. The priorities align with our strategy and provide performance focus throughout the year. For our executive officers, excluding the President & Chief Executive Officer, the Individual Award is determined based on the achievement of individual priorities and accountabilities set out in annual individual performance agreements (for each NEO, these priorities are set in consultation with and approved by the President & Chief Executive Officer).

Board Discretion in determining Annual Performance Bonus Awards

From time to time, the Board may exercise discretion to adjust the President & Chief Executive Officer’s annual performance bonus award and, similarly, the HRC Committee may exercise discretion to adjust the other NEOs’ annual performance bonus awards, where considered appropriate based on the circumstances. In particular, but not exclusively, discretion may be exercised in cases where relative TSR compared to the Executive Compensation Peer Group does not seem consistent with the annual performance bonus award suggested by the Corporate Scorecard or where significant individual contributions to the Corporation in the particular year may warrant a different award. More information on the Corporate Scorecard is provided in the 2017 Executive Compensation Decisions –2017 Annual Performance Bonus Awards section of this Circular.

Long-Term Incentives

Long-term incentives (“LTIs”) are granted based on individual performance and potential, considering retention as required. Our long-term incentive program was developed to align the interests of our shareholders with our executive officers and employees. Executives are required to hold significant equity interests. In addition to the intrinsic share price performance risk contained within equity –based incentives, we believe it is important to include additional performance measures that will determine eligibility for and vesting of a portion of LTIs that may be granted. We specifically consider previous grants of LTIs when considering new grants.

LTIs are granted on an annual basis, in conjunction with our annual compensation cycle, using guidelines based on a review of competitive market data, individual performance and potential. The Board reserves the right to exercise discretion in determining the amount granted. The types of LTIs we provide to our NEOs, as well as key plan terms for each type of LTI are reflected in the table below.

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Overview of Key Long-Term Incentive Plan Terms

	Stock Options (“Options”)(1)	Performance Share Units (“PSUs”)
Term	7 years	3 years
Description	Options to acquire Common Shares	PSUs are grants of whole share units to which a performance factor will be applied to determine the number of PSUs eligible to vest
Primary Objective	Align interests with share price performance	Reward for performance
Performance Measures	Value accrues when the Common Share price exceeds the exercise price	Number of vested PSUs determined by applying a performance score, which reflects Cenovus’s TSR relative to the TSR of an identified peer group
Vesting	Three year vesting: 30 percent on the first anniversary of the grant date, 30 percent on the second anniversary of the grant date and 40 percent on the third anniversary of the grant date	PSUs vest at the end of the performance period
Payout	On exercise, acquire Common Shares at the price determined at the time of grant	Paid out in cash or Common Shares following the end of the performance period based on units vested and market value of a Common Share

Notes:

(1)	For additional information on the Stock Option Plan, see Schedule A – Summary of Stock Option Plan and Additional Compensation Plan Information of this Circular.

Performance Share Units

We grant performance – based long–term incentives in the form of PSUs. PSUs are whole share units with an associated performance criteria based on TSR (“PSU Performance Criteria”). The value of one PSU on any particular date is equal to the volume weighted average trading price of a Common Share on the TSX during the last five trading days prior to that particular date. PSUs are paid out in the form of cash or Common Shares purchased in the open market, as determined by the Board, subject to the employee’s active employment. Dividend equivalents are credited on PSUs in the form of additional PSUs, at a rate consistent with dividends declared on Common Shares, throughout the performance periods.

PSU Performance Criteria: PSU Relative TSR

PSUs become eligible to vest after a three-year performance period. The number of PSUs that become vested is determined by applying a Performance Score, which reflects the Company’s TSR relative to the TSR of an identified peer group (the “PSU Relative TSR”). Payment is not made until after the end of the three-year performance period applicable to the grant. PSU Performance Criteria is calculated based on the volume weighted average trading price of a common share on the TSX (the “VWAP Share Price”) for the last 30 days of the performance period, less the VWAP Share Price for the 30 trading days before the start of the performance period, plus dividends paid during the performance period, divided by the VWAP Share Price for the 30 trading days before the start of the performance period.

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The performance eligibility of PSUs based on PSU Relative TSR is determined by the HRC Committee for the three-year performance period of the PSUs (the “PSU Performance Period”) as follows:

Performance	TSR percentile	Performance Score(1)
Minimum	<25th percentile	0 times number granted
Threshold	25th percentile	.50 times number granted
Target	50th percentile	1 times number granted
Maximum	75th percentile	2 times number granted

Note:

(1)	Payout is based on interpolation between the 25th percentile and the 75th percentile.

PSU Peer Group

Cenovus has identified the following PSU peer group (the “PSU Peer Group”) for purposes of determining PSU Relative TSR, intended to include companies with the following common characteristics:

• Upstream energy producers
• Commodity price exposure • Market capitalization less than $50 billion • Canadian operations • Compete for the same investor dollars

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.

Devon Energy Corporation

Encana Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Suncor Energy Inc.(1)

Note:

(1)

Although market capitalization of Canadian Natural Resources Limited and Suncor Energy Inc. currently exceed $50 billion, these companies were consistent with the PSU Peer Group criteria when the criteria was initially set; further each of these companies have been retained in the PSU Peer Group as a result of satisfying the other criteria noted for inclusion.

PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

Retirement and Pension Benefits

Our retirement program is intended to provide long-term financial security and support retention of our employees, including our executive officers. We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits.

Cenovus’s Canadian Pension Plan, which includes both a Defined Benefit Option (the “DB Plan”) and a Defined Contribution Option (the “DC Plan”), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan.

Under the DB Plan, the normal retirement age is 65, although employees may retire as early as age 55 with a reduced pension for early commencement. Pensions are paid on an unreduced basis from age 60 (or 30 years of service, if earlier, but after age 55). Within the DB Plan is another defined benefit variation (the “Elected DB”) aimed to retain key employees, which is available to all executive

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officers and certain other senior employees of the Corporation. Under the Elected DB, the retirement age is 70 and the early retirement age is 60. Under the Elected DB, employees may take their pension as early as age 60 with pension benefits reduced by three percent per year. There is no reduction in benefits for early retirement between age 65 and 69. Employees are eligible to elect to participate in the Elected DB when they attain a sum of 50 years based on a combination of at least 10 years of service and their age. Senior management employees starting at the Vice-President level and above are eligible to participate in the Elected DB without meeting the age and service requirements.

For all of our DB Plan participants, pension benefits are based on credited service and final average pensionable earnings. Pensionable earnings include base salary plus annual performance bonus capped at 67 percent of salary for the Former President & Chief Executive Officer and 40 percent for our other NEOs. For non-executive employees, annual performance bonus is not included in pensionable earnings.

We pay pension benefits under our DB Plan up to the permitted levels for registered pension plans under the Income Tax Act. Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan for pension benefits beyond the limits permitted under a registered pension plan.

In the DC Plan, employer contributions are made into individual employee accounts equal to eight percent of pensionable earnings for all DC Plan participants, including Mr. Pourbaix as President & Chief Executive Officer. Each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus. In the DB Plan, pension benefits are based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits and perquisites at a level competitive with market practice. The additional elements of compensation that we provide include an annual allowance, company-paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs.

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COMPENSATION DECISION PROCESS

The following outlines the timing and key responsibilities of the HRC Committee in the determination of annual compensation for the NEOs:

2017 EXECUTIVE COMPENSATION

2017 NAMED EXECUTIVE OFFICERS

Our NEOs for 2017 for whom we are reporting compensation are:

Alexander (Alex) J. Pourbaix(1)	President & Chief Executive Officer
Brian C. Ferguson(2)	Former President & Chief Executive Officer
Ivor M. Ruste	Executive Vice–President & Chief Financial Officer
Kieron McFadyen(3)	Executive Vice–President & President, Upstream Oil & Gas
Robert W. Pease(4)	President, Downstream of Cenovus Energy US LLC & Director, U.S. Operations (Cenovus Energy US LLC)(4)
Harbir S. Chhina	Executive Vice–President & Chief Technology Officer

Notes:

(1)	Mr. Pourbaix joined Cenovus as President & Chief Executive Officer as of November 6, 2017.
(2)	Mr. Ferguson retired as Cenovus’s President & Chief Executive Officer as of November 3, 2017. He continues to serve as Transition Advisor reporting to the Board Chair until March 31, 2018.
(3)	Mr. McFadyen stepped down from his role as Cenovus’s Executive Vice-President & President, Upstream Oil & Gas as of January 15, 2018.
(4)

Mr. Pease was Executive Vice – President, Corporate Strategy & President, Downstream of Cenovus until August 31, 2017. From September 1, 2017 to December 14, 2017, he was President, Downstream & Director, U.S. Operations of Cenovus’s indirect wholly owned subsidiary, Cenovus Energy US LLC (“CEUSL”). Mr. Pease stepped down from his role as President, Downstream of CEUSL as of December 14, 2017 and as Director, U.S. Operations as of January 15, 2018.

Terminology for Executive Compensation Discussion

•	“Named Executive Officers” or “NEOs means collectively, Messrs. Pourbaix, Ferguson, Ruste, McFadyen, Pease and Chhina.

•	“Named Executive Officer” means any one of the six Named Executive Officers.

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•	“Current Named Executives” means collectively, Messrs. Pourbaix, Ruste and Chhina.

•	“Former Named Executives” means collectively, Messrs. Ferguson, McFadyen and Pease.

•	“Total Direct Compensation” means base salary, annual performance bonus, and long-term incentive awards for a performance year.

2017 EXECUTIVE COMPENSATION DECISIONS

Adhering to our Compensation Philosophies of Pay for Performance and Shareholder Alignment

The decisions made for the 2017 compensation of our new President & Chief Executive Officer and the other NEOs as described in this Circular are based on our compensation philosophy to pay for performance and align the interests of the NEOs with the interests of our shareholders.

Discussion of NEO Compensation Decisions for 2017

Changes to President & Chief Executive Officer Compensation Program in 2017

Our Board repositioned the President & Chief Executive Officer compensation program upon the hire of our new President & Chief Executive Officer in November 2017. Below is an overview of the target Total Direct Compensation for Mr. Pourbaix as the new President & Chief Executive Officer. Consistent with our normal compensation practices, Mr. Pourbaix’s target Total Direct Compensation, including relative to the Executive Compensation Peer Group, will continue to be reassessed by the Board over time based on performance, years of experience and positioning of the Corporation relative to the Executive Compensation Peer Group.

New Target Total Direct Compensation for President & Chief Executive Officer
Annual Base Salary	$1,000,000
Annual Performance Bonus	Range: 0-200% of base salary Target: 100% of base salary
Annual Long-Term Incentive Award (Options)(1)	$2,250,000
Annual Long-Term Incentive Award (PSUs)(1)	$2,250,000
Total Direct Compensation	$6,500,000

Note:

(1)

Target annual grant value is 450 percent of base salary, with such value and the combination of LTI securities in the sole discretion of the Board, and current LTI target mix of 50 percent PSUs and 50 percent options.

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Breakdown of Changes to President & Chief Executive Officer Total Direct Compensation Structure

The chart below illustrates the changes made to the weightings of fixed compensation (salary) and variable or “at-risk” compensation elements (long-term incentive awards of Options and PSUs and short-term incentive award in the form of cash bonus) as a percentage of Annual Total Direct Compensation. For purposes of such illustration, the target annual Total Direct Compensation under the Corporation’s employment agreement for the new President & Chief Executive Officer is shown compared to the actual Total Direct Compensation of the Former President & Chief Executive Officer in 2017. Mr. Pourbaix’s one-time initial grant of DSUs when he commenced employment with the Corporation is not included in the target annual Total Direct Compensation reflected below.

One-Time Deferred Share Unit Grant to New President & Chief Executive Officer

As a one-time signing and performance incentive, the Board determined that it was appropriate to award Mr. Pourbaix a grant of deferred share units (the “DSUs”) with a grant date fair value of $1 million when he joined the Company as President & Chief Executive Officer. In addition to the DSU award, the new President & Chief Executive Officer committed his own funds to the investment in Cenovus Common Shares with a market value of more than six times his annual based salary within two months of joining the Corporation.

DSUs are entirely cash-based bookkeeping entries on the books of the Corporation, the grant date notional value of which is based on the closing price per Common Share on the TSX on the last trading day immediately preceding the grant date. The Board selected DSUs as the LTI vehicle for the one-time signing award due to their long-term, non-dilutive and performance-based features. DSUs vest immediately on the grant date, but are not redeemable until after the end of the executive’s employment with the Company up to December 15 of the first calendar year following the year in which employment with the Company ends. The value of a DSU tracks the trading price of a Common Share on the TSX, with cash payment at redemption based on the closing price of a Common Share on the TSX on the trading day before the redemption date.

The DSUs were granted pursuant to the Company’s Deferred Share Unit Plan for Employees (the “Employee DSU Plan”).

Overview of Other Changes to President & Chief Executive Officer Employment Terms

Reduced Change of Control Payment Provision In order to better align with applicable common law and current market practice, compensation in lieu of notice on termination of employment in a change

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of control event has been reduced to 24 months for the new President & Chief Executive Officer, compared to 36 months for his predecessor.

Claw-Back Provision Our President & Chief Executive Officer compensation terms now include a claw-back provision, which the Board expects will be an employment term for other new employee executives of the Company going forward. See the section entitled Compensation Governance – Claw-Back Provision in this Circular for details on this provision.

Increased Shareholding Guideline The minimum Cenovus shareholding guideline for the new President & Chief Executive Officer increased to 6.0 times annual base salary, compared to 5.0 times annual base salary previously and the deadline to achieve the minimum shareholding guideline has been accelerated to 2 years after appointment, compared to 5 years for the predecessor President & Chief Executive Officer.

Base Salaries

Our Board determined in October 2017 that the compensation program for the new President & Chief Executive Officer would be adjusted to place even more emphasis on the “At-Risk” (variable) component of total direct compensation versus the Fixed component. As a result, the starting annual base salary of our new President & Chief Executive Officer is $1,000,000, placing the new President & Chief Executive Officer’s annual base salary at approximately the 25th percentile of the Executive Compensation Peer Group, and representing a 26 percent decrease relative to the base salary of our

President & CEO salary reduced 26%	Former President & Chief Executive Officer, and a reduced weighting of 15 percent of Total Direct Compensation compared to about 21 percent previously.

In addition, the HRC Committee determined that the other NEO annual salaries would be held constant for 2017, with no change since 2013. This decision was made based upon a review of market based data and consideration of TSR performance relative to the Executive Compensation Peer Group.

A non-competition and non-solicitation provision was also introduced for the President & Chief Executive Officer, which is also intended to be an employment term for future new employee executives. See Compensation Governance - Non-Competition and Non-Solicitation Provision for details on this term.

Long-Term Incentives

Decisions about 2017 LTI grants were made in February 2017. In light of crude oil price volatility continuing to impact Cenovus’s share price at that time, the Board decided to hold the 2017 LTI grants to the Named Executive Officers (other than Mr. Pourbaix, who had not yet joined the Company, and Mr. McFadyen who had received a one-time grant of RSUs when he joined the Company in 2016) at the same number of Options as were granted in each of 2016, 2015 and 2014 and the same number of PSUs as were awarded in 2016 and 2015. Since the Company’s share price was significantly lower on the grant date for Options and PSUs granted in 2017 than on the grant date for such instruments in 2016, the grant date fair value of such grants in 2017 was significantly (about 22 percent) lower than the grant date fair value of the Options and PSUs awarded in 2016.

Four of our NEOs were granted the same number of PSUs and Options as the prior 2 years

Upon Mr. Pourbaix’s appointment, he received long-term incentive grants totaling approximately $5.5 million in estimated fair value on the date of grant, which included a one-time grant of 70,077 DSUs (with grant date fair value of about $1 million) in recognition of Mr. Pourbaix’s joining the Company, as well as grants of 714,286 Options and 157,673 PSUs reflecting the target grant date fair value of $4.5 million for his aggregate annual long-term incentive awards.

2017 Annual Performance Bonus Awards

Corporate Performance Assessment Due to the timing of the Acquisition and the significant impact on the size and business of the Company, the HRC Committee determined that the metrics initially established for the 2017 Scorecard that would otherwise have been used to measure corporate performance in 2017 were no longer relevant or effective to measure performance for this particular year. Ultimately, the HRC Committee and the Board determined that, given the transition that occurred at the Company subsequent to the identification of the performance metrics for the year, it

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made more sense to focus the assessment of 2017 corporate performance on relative total shareholder return compared to the Executive Compensation Peer Group (“Relative TSR”), while also taking into account significant achievements of the Corporation in the year.

We believe the steps taken in 2017 have left the Company well-positioned for 2018 and beyond. However, one and three-year Relative TSR was below median relative to our Executive Compensation Peer Group (see the Approach to Executive Compensation – Executive Compensation Peer Group section of this Circular for a list of the peers that comprise the Executive Compensation Peer Group). The Company’s Relative TSR was a significant factor in the HRC Committee and Board’s assessment of 2017 annual performance bonus decisions for NEOs.

Assessment of corporate performance in 2017 included consideration of the following achievements:

•    Completion of the acquisition of the remaining 50% interest in the Company’s oil sands assets and the Deep Basin Assets

•    Sales agreements for non-core assets for strong gross purchase price values of $3.7 billion in a challenging market

•    Outperformed the Company’s 2017 Budget (as adjusted post-acquisition)

•    Reduction of net debt by approximately $4.0 billion (about 31%) in the last six months of 2017, bringing net debt down from 6.1 times to 2.8 times Adjusted EBITDA on a trailing 12-month basis

•    8% reduction in per-barrel oil sands operating costs and 6% reduction in total per-barrel operating costs including conventional assets

•    Top quartile total recordable incident frequency (“TRIF”) of 0.36 compared to industry peers and the best TRIF in Cenovus’s history

Our Board faced difficult decisions regarding 2017 annual performance bonuses for the Named Executive Officers. First, determinations were needed within 2017 for each of Messrs. Ferguson, McFadyen and Pease (the Former Named

Emphasis on Pay for Performance: 2017 Corporate Score of 80 out of a possible 200 to reflect Relative TSR

Executives), who stepped down from their respective roles prior to the determination of the 2017 Corporate Score. Ultimately, target bonuses were provided to the Former Named Executives, with such decisions being made prior to the finalization of 2017 year end results. The next challenge was the bonus awards for the Current Named Executives. Ultimately, based on Management’s recommendation, together with advice of the independent compensation consultants and weighing the Company’s poor Relative TSR against the many strategic and operating achievements in 2017, the Board determined a 2017 corporate score of 80 out of a possible 200 for the purposes of the Current Named Executives’ 2017 annual performance bonuses, representing 40 percent of the maximum pay opportunity under the executive bonus program. Mr. Pourbaix’s 2017 annual bonus award was also prorated to reflect his November 6, 2017 start date with the Company.

Realizable Pay vs. Pay Opportunity

Cenovus’s TSR over the three year period of 2015 to 2017 was below the 25th percentile of the PSU Peer Group and a performance multiplier of zero times was applied resulting in none of the PSUs granted in 2015 vesting.

Alignment of our NEOs’ compensation experience to the TSR experience of our shareholders is demonstrated through the following table, which compares the grant date pay opportunity of Total Direct Compensation (as reflected in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular) awarded to our Former President & Chief Executive Officer relative to the realizable Total Direct Compensation for the three years from 2015 to 2017. The table also compares the value of $100 of granted pay in relation to the value of $100 invested in Common Shares over the same periods.

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In each of the last three years, the reduction in the value of granted pay for the Former President & Chief Executive Officer has been greater than the relative reduction in investment value of a shareholder, with the exception of 2017. Over the three year period, as shown in the below table, the value of granted pay for the Former President & Chief Executive Officer has been impacted by the Company’s performance, consistent with the relative reduction in the Shareholder’s Cumulative Value. It should be noted that the Former President & Chief Executive Officer earned 35 percent of the Total Direct Compensation Pay Opportunity in 2015, which is a greater reduction than the cumulative value reduction experienced by shareholders in that same period. PSUs are measured over a three year period and therefore the 2016 and 2017 performance periods for PSUs have yet to come to an end. As a result, the 2016 and 2017 PSU amounts included in the Realizable Total Direct Compensation column in the table below include estimated values for these PSU awards.

Period	Total Direct Compensation Pay Opportunity(1)	Realizable Total Direct Compensation(2)(3)	Performance Period	Value of $100
				President & CEO(4)	Shareholder Cumulative Value(4)
2015	7,480,802	2,654,836	2014-12-31 to 2017-12-31	35	51
2016	7,260,280	3,965,900	2015-12-31 to 2017-12-31	55	67
2017	6,277,254	4,026,714	2016-12-31 to 2017-12-31	64	58
2015-2017	21,018,336	10,647,450	2014-12-31 to 2017-12-31	51	51

Notes:

(1)

Represents base salary, annual performance bonus and grant date fair value of LTIs granted in the particular year, as reported in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular. For the period 2015-2017, reflects the sum of amounts in each of 2015, 2016 and 2017.

(2)

Represents salary and annual performance bonus earned in the particular year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of this Circular, except the portion of 2015 annual performance bonus awarded in the form of RSUs, which has been valued in accordance with part (v) below of this note), and LTIs granted in the particular year valued as follows: (i) value (market price received less exercise price) of any Options granted in that year that were exercised as at or prior to December 31, 2017, if applicable; (ii) “in-the-money” attributed as at December 31, 2017 to Options that were granted in the particular year that had not been exercised as at December 31, 2017, based on the closing price of $11.48 per Common Share on the TSX on December 29, 2017; (iii) value attributed as at December 31, 2017 to PSUs granted in the particular year that had not vested as at December 31, 2017 assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of $11.48 per Common Share on the TSX on December 29, 2017, excluding PSUs granted in 2015 that failed to become eligible to vest; and (iv) value attributed as at December 31, 2017 to RSUs granted in the particular year (RSUs granted in lieu of a portion of the 2015 annual performance award otherwise paid in cash were reflected in 2015 – for more information, refer to Note 7 to the Summary Compensation Table in this Circular), which were not yet eligible for payout as at December 31, 2017, based on the closing price of $11.48 per Common Share on the TSX on December 29, 2017.

(3)

Realizable Total Direct Compensation for 2015 is a realized value and includes actual value realized from the 2015 PSUs award. Realizable Total Direct Compensation for 2016 and 2017 includes estimated value for the 2016 and 2017 PSUs awards and assumes a target achievement multiplier of one times. Represents the realizable value to the President & Chief Executive Officer for each $100 awarded in the Summary Compensation Table for the period as indicated and ending December 31, 2017.

(4)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming quarterly dividend reinvestment.

NEO Average Realizable Total Direct Compensation: Realizable vs. Opportunity

The average total direct compensation pay opportunity compared to average realizable total direct compensation for our NEOs, over the period from 2015 through 2017, is reflected in the chart below. The value of realizable total direct compensation is significantly impacted by the value of long-term incentive awards. The strength of alignment of our executive compensation program design to our pay for performance philosophy is demonstrated by the impact of the realizable values attributed to LTIs held at December 31, 2017:

•	None of the Options granted in 2015, 2016 or 2017 were in the money at December 31, 2017.

•	The price of Common Shares significantly impacted the value attributed to RSUs and 2015, 2016 and 2017 PSUs held at December 31, 2017.

•

The impact of the zero value of the 2015 PSU payout is reflected in the NEO Average Realizable Total Direct Compensation being significantly lower than the NEO Average Total Direct Compensation Opportunity for 2015.

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PSUs granted in 2016 and 2017 are valued below based on performance at Target and related Performance Score of 1.0 times, as the impact of performance will not be fully reflected until PSU payout values are determined for such PSUs after completion of the respective PSU Performance Periods for such grants at December 31, 2018 and December 31, 2019, respectively.

Year	NEO Average TDC Opportunity(1)(3) ($)	NEO Average Realizable TDC(2)(3) ($)
2015	4,151,498	1,565,259
2016	4,070,749	2,479,269
2017	3,369,918	2,209,989

Notes:

(1)

Represents average Total Direct Compensation (“TDC”) pay opportunity of the NEOs whose compensation was reported for the particular year in the Summary Compensation Table of this Circular. Total Direct Compensation pay opportunity includes base salary, annual performance bonus and grant date fair value of LTIs granted in the particular year, as reported in the Summary Compensation Table of this Circular.

(2)

Represents average realizable Total Direct Compensation of the NEOs whose compensation was reported for the particular year in the Summary Compensation Table of this Circular. The realizable Total Direct Compensation includes salary and annual performance bonus earned in the particular year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of this Circular, except the portion of 2015 annual performance bonus awarded in the form of RSUs, which has been valued in accordance with part (v) below of this note), and LTIs granted in the particular year valued as follows: (i) value (market price received less exercise price) of any Options granted in that year that were exercised as at or prior to December 31, 2017, if applicable; (ii) “in-the-money” attributed as at December 31, 2017 to Options that were granted in the particular year that had not been exercised as at December 31, 2017, based on the closing price of $11.48 per Common Share on the TSX on December 29, 2017; (iii) value attributed as at December 31, 2017 to PSUs granted in the particular year that had not vested as at December 31, 2017 assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of $11.48 per Common Share on the TSX on December 29, 2017, excluding the PSUs granted in 2015 that failed to become eligible to vest; and (iv) value attributed as at December 31, 2017 to RSUs granted in the particular year (RSUs granted in lieu of a portion of the 2015 annual performance award otherwise paid in cash were reflected in 2015 – for more information, refer to Note 7 to the Summary Compensation Table in this Circular), which were not yet eligible for payout as at December 31, 2017, based on the closing price of $11.48 per Common Share on the TSX on December 29, 2017.

(3)

Compensation for Mr. McFadyen, who commenced employment with Cenovus in 2016, is not included in the 2015 average. Compensation for Mr. Pourbaix, who commenced employment in November 2017, is not included in this table.

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Performance Graph

The following performance graph illustrates the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares of the Corporation over the five year period beginning January 1, 2012 and ending December 31, 2017 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index over the same period, assuming quarterly reinvestment of dividends. The trend in average Total Direct Compensation of our NEOs over this period strongly followed the trend in cumulative TSR over the period, largely due to the significant component of LTI based compensation for our NEOs and the intrinsic link between LTI value and Common Share trading price.

The trend in average Total Direct Compensation for NEOs strongly followed the trend in cumulative TSR due to significant pay at risk

	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	Compounded Annual Growth Rate(1)

Cenovus Common Shares (TSX) ($)*	100	94	77	59	69	40	-16.9%
S&P/TSX Composite Index ($)*	100	113	125	115	139	151	8.6%
S&P/TSX Energy Index ($)*	100	114	108	83	113	105	1.0%
Cenovus NEO Average Total Direct Compensation ($ thousands)(2)	5,059	4,509	4,139	4,000	4,071	3,771	N/A

Notes:

(1)	The compounded annual growth rate shown represents the time period from December 31, 2012 to December 31, 2017.
(2)

Represents average, for the named executive officers reported by Cenovus in the respective year of disclosure, of the sum of amounts reported in the “Salary”, “Share-Based Awards”, “Option-Based Awards”, and “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of the management information circular or management proxy circular (as applicable) in respect of the annual meeting of shareholders of Cenovus held in the year immediately following the date indicated.

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COMPENSATION TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2015, 2016 and 2017.

Name and Principal Position	Year	Salary ($)		Share- Based Awards(1) ($)		Option- Based Awards(2) ($)		Non-Equity Incentive Plan Compensation		Pension Value(4) ($)		All Other Compensation(5) ($)		Total Compensation ($)
								Annual Incentive Plans(3) ($)
Alexander J. Pourbaix(6)	2017	155,303		3,249,994	(7)	2,250,001		122,740		6,667		10,939		5,795,644
President &	2016	-	(6)	-	(6)	-	(6)	-	(6)	-	(6)	-	(6)	-	(6)
Chief Executive Officer	2015	-	(6)	-	(6)	-	(6)	-	(6)	-	(6)	-	(6)	-	(6)
Brian C. Ferguson(8)	2017	1,350,000		1,812,897		1,848,732		1,265,625		626,118		132,470		7,035,842
Former President &	2016	1,350,000		2,411,941		2,309,419		1,188,920		648,620		132,560		8,041,460
Chief Executive Officer	2015	1,350,000		2,799,986		2,141,896		1,188,920	(9)	339,294		134,429		7,954,525
Ivor M. Ruste	2017	590,000		719,663		594,241		377,600		248,881		89,754		2,620,139
Executive Vice-President &	2016	590,000		957,465		742,320		472,000		232,992		90,130		3,084,907
Chief Financial Officer	2015	590,000		1,111,506		688,473		425,068	(9)	240,188		96,429		3,151,664
Kieron McFadyen(10)	2017	800,000		826,795		880,876		640,000		309,411		93,104		3,550,186
Executive Vice-President &	2016	590,909		2,499,987		-		472,727		201,200		652,870	(11)	4,417,693
President, Upstream Oil & Gas	2015	-		-		-		-		-		-		-
Robert W. Pease(12)	2017	589,501		978,657		594,244		454,804	(13)	237,814		411,782	(14)	3,266,802
President, Downstream of Cenovus Energy US LLC & Director, U.S. Operations (Cenovus Energy US LLC)	2016	600,000		2,002,039		742,324		469,411	(13)	221,768		102,206		4,137,748
	2015	600,000		1,511,518		688,477		469,411	(9)(13)	265,007		104,761		3,639,174

Harbir S. Chhina	2017	650,000		725,344		759,309		391,300		243,929		91,085		2,860,967
Executive Vice-President &	2016	650,000		965,023		948,522		390,739		233,672		86,114		3,274,070
Chief Technology Officer	2015	650,000		1,120,281		879,717		390,739	(9)	218,815		96,725		3,356,277

Notes:

(1)

The fair value of share-based awards on the grant date is calculated based on the market value of a Common Share on the grant date for PSUs, RSUs and DSUs. The methodology used to calculate the fair value of share-based awards is the same as the value reported for accounting purposes.

(2)

The fair value of Option-based awards on the grant date is calculated using the Black – Scholes – Merton valuation model for Options. Mr. Pourbaix’s 2017 Option-based awards were granted on November 7, 2017. The grant date for all other 2017 Option-based awards was April 4, 2017.

The assumptions and fair value for Options for the respective grant dates are set out below:

Grant Date	April 4, 2017	November 7, 2017
Common Share Price	$14.95	$14,27
Volatility	29.43%	27.98%
Expected Life	3.5 years	4.5 years
Risk – Free Rate	0.87%	1.50%
Grant Date Fair Value	$3.09	$3.15

The methodology used to calculate the fair value of Option – based awards is the same as the value reported for accounting purposes.

(3)	Reflects the annual performance bonus award earned by the NEO in the noted year.
(4)	Pension value is the Compensatory Change shown in the Defined Benefit Pension Table or the Defined Contribution Pension Table below.

With respect to the DB Plan:

•	The pension value includes the projected pension earned during the year adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated.
•	Pension values reported annually vary due to underlying discount rate changes and other assumptions.
•	The earnings-related experience component of pension value has a greater impact on individuals with longer service.

The amounts shown do not reflect payments made to the NEO during the applicable year.

(5)

All Other Compensation represents annual allowance ($39,600), company – paid parking, financial and retirement planning services, company matching of personal contributions to an investment plan of up to five percent of base salary, health and wellness services and, in some cases, membership fees associated with the personal use of clubs paid in the noted year.

(6)

Mr. Pourbaix was appointed as Cenovus’s President & Chief Executive Officer on November 6, 2017. Therefore, his 2017 compensation represents payment for approximately two months of the year. Mr. Pourbaix was not compensated for acting as a director of Cenovus.

(7)

Mr. Pourbaix’s share-based awards for 2017 include a one-time award of DSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. Pourbaix’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $2,250,000.

(8)

Mr. Ferguson retired as a director and as President & Chief Executive Officer of Cenovus as of the end of November 2, 2017. From November 3, 2017 until March 31, 2018, Mr. Ferguson served as a transition advisor to the Board, for which services he continued to receive the same base salary, pension and other benefits that he would have received during such period in

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his position as President & Chief Executive Officer of Cenovus. The amounts reflected in the “Salary”, “Pension Value” and “Other Compensation” columns of this table include the amounts received by Mr. Ferguson for his services as President & Chief Executive Officer up to November 2, 2017 and as transition advisor from November 3 to December 31, 2017. Mr. Ferguson was not compensated for acting as a director of Cenovus.

(9)

The Annual Incentive Plan award for 2015 was paid partially in cash; which cash payment represents a 25 percent reduction to the 2014 award. The balance of the 2015 award was deferred by payment in RSUs that vest after one year, as follows:

	2015 Cash Payment	Deferred Payment in RSUs
Brian C. Ferguson	$759,375	$429,545
Ivor M. Ruste	$292,050	$133,018
Robert W. Pease	$441,173	$28,238
Harbir S. Chhina	$219,375	$171,364

(10)

Mr. McFadyen joined Cenovus as Executive Vice – President & President, Upstream Oil & Gas on April 6, 2016. His 2016 compensation therefore represents payment for approximately nine months of the year. Mr. McFadyen stepped down from his role as Cenovus’s Executive Vice-President & President, Upstream Oil & Gas on January 15, 2018.

(11)	In addition to the amounts described in Note 5, includes a one – time signing bonus of $500,000 and relocation program costs of $88,207 paid to Mr. McFadyen on his hire by Cenovus.
(12)

Mr. Pease was Executive Vice-President, Corporate Strategy & President, Downstream of Cenovus until August 31, 2017. From September 1, 2017 to December 14, 2017, he was President, Downstream & Director, U.S. Operations of Cenovus’s indirect wholly owned subsidiary, Cenovus Energy US LLC (“CEUSL”). Mr. Pease stepped down from his role as President, Downstream of CEUSL as of December 14, 2017 and as Director, U.S. Operations as of January 15, 2018.

(13)	Mr. Pease elected to receive 50 percent of his 2017 and 2016 annual performance bonus awards, and 50 percent of the cash portion of his 2015 annual performance bonus award in the form of DSUs.
(14)

In addition to the amounts described in Note 5, includes relocation program costs of $308,063 paid to Mr. Pease in connection with his reassignment as President, Downstream and Director, U.S. Operations of Cenovus Energy US LLC on September 1, 2017.

Summary of Value Realized on Long-Term Incentives

The following table sets out the total gain realized by our NEOs in 2017 with respect to Long-Term Incentive based compensation.

Name and Principal Position	Year	Options Exercised(1) (#)		Gains Realized(2) ($)		Total PSUs Paid Out(3) (#)		Total PSU Payout(4) ($)		Total RSUs Vested(5) (#)		RSU Value Realized(6) ($)		Total LTI Value Realized ($)
Alexander J. Pourbaix(7)	2017	-		-		-		-		-		-		-
President & Chief Executive Officer	2016	-	(7)	-	(7)	-	(7)	-	(7)	-	(7)	-	(7)	-	(7)
	2015	-	(7)	-	(7)	-	(7)	-	(7)	-	(7)	-	(7)	-	(7)
Brian C. Ferguson(8)	2017	-		-		-		-		-		-		-
Former President & Chief Executive	2016	-		-		-		-		-		-		-
Officer	2015	-		-		-		-		26,870		545,461		545,461
Ivor M. Ruste	2017	-		-		-		-		-		-		-
Executive Vice-President & Chief Financial	2016	-		-		-		-		-		-		-
Officer	2015	-		-		-		-		8,320		168,896		168,896
Kieron McFadyen(9)	2017	-		-		-		-		-		-		-
Executive Vice-President & President,	2016	-		-		-		-		79,043		907,414		907,414
Upstream Oil & Gas	2015	-	(9)	-	(9)	-	(9)	-	(9)	-	(9)	-	(9)	-	(9)
Robert W. Pease	2017	-		-		-		-		-		-		-
President, Downstream & Director,	2016	-		-		-		-		41,122		472,084		472,084
U.S. Operations, Cenovus Energy US LLC	2015	-		-		-		-		1,766		35,850		35,850
Harbir S. Chhina	2017	-		-		-		-		-		-		-
Executive Vice-President & Chief	2016	-		-		-		-		-		-		-
Technology Officer	2015	-		-		-		-		10,719		217,596		217,596

(1)	Represents total number of Options exercised during 2017.
(2)	Represents the aggregate gains realized on all Options exercised during 2017.
(3)	Represents the total number of vested PSUs for which a payout was received in 2017.
(4)	Represents the total value of all PSU payouts received in 2017.
(5)	Represents the total number of RSUs for which a payout was received in 2017.
(6)	Represents the total value of all RSU payouts received in 2017.
(7)	Mr. Pourbaix was appointed Cenovus’s President & Chief Executive Officer on November 6, 2017, and therefore received no Long-Term Incentive based compensation in 2015 or 2016.
(8)	Mr. Ferguson retired as a director and as President & Chief Executive Officer of Cenovus as of the end of November 2, 2017.
(9)

Mr. McFadyen joined Cenovus as Executive Vice-President & President, Upstream Oil & Gas on April 6, 2016 and therefore received no Long-Term Incentive based compensation in 2015. Mr. McFadyen stepped down from his role as Cenovus’s Executive Vice-President & President, Upstream Oil & Gas on January 15, 2018.

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Outstanding Option-Based and Share-Based Awards

The following table outlines certain information regarding the Option-based awards and share-based awards outstanding for the NEOs as at December 31, 2017. For further details, see the Executive Compensation Program Design – Long-Term Incentives section of this Circular.

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested (#)(3)	Market or Payout Value of Share-Based Awards That Have Not Yet Vested ($)(4)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)(5)
Alexander J. Pourbaix	714,286	07-Nov-2017	14.27	07-Nov-2024	-	158,354	1,817,902	807,962
Brian C. Ferguson	266,000	24-Feb-2011	37.54	24-Feb-2018	-	375,721	4,313,279	1,648,608	(6)
	396,342	21-Feb-2012	38.73	21-Feb-2019	-
	436,896	20-Feb-2013	32.76	20-Feb-2020	-
	598,295	19-Feb-2014	28.37	19-Feb-2021	-
	598,295	23-Feb-2015	22.22	23-Feb-2022	-
	598,295	02-May-2016	19.89	02-May-2023	-
	598,295	04-Apr-2017	14.95	04-Apr-2024	-
Ivor M. Ruste	100,000	24-Feb-2011	37.54	24-Feb-2018	-	149,149	1,712,236	243,158
	172,170	21-Feb-2012	38.73	21-Feb-2019	-
	161,812	20-Feb-2013	32.76	20-Feb-2020	-
	192,311	19-Feb-2014	28.37	19-Feb-2021	-
	192,311	23-Feb-2015	22.22	23-Feb-2022	-
	192,311	02-May-2016	19.89	02-May-2023	-
	192,311	04-Apr-2017	14.95	04-Apr-2024	-
Kieron McFadyen	285,073	04-Apr-2017	14.95	04-Apr-2024	-	214,146	2,458,396	-
Robert W. Pease	192,312	02-Jun-2014	32.27	02-Jun-2021	-	243,948	2,800,523	284,520
	192,312	23-Feb-2015	22.22	23-Feb-2022	-
	192,312	02-May-2016	19.89	02-May-2023	-
	192,312	04-Apr-2017	14.95	04-Apr-2024	-
Harbir S. Chhina	147,000	24-Feb-2011	37.54	24-Feb-2018	-	150,327	1,725,752	-
	223,821	21-Feb-2012	38.73	21-Feb-2019	-
	210,358	20-Feb-2013	32.76	20-Feb-2020	-
	245,731	19-Feb-2014	28.37	19-Feb-2021	-
	245,731	23-Feb-2015	22.22	23-Feb-2022	-
	245,731	02-May-2016	19.89	02-May-2023	-
	245,731	04-Apr-2017	14.95	04-Apr-2024	-

Notes:

(1)	The number of securities underlying unexercised Options includes both vested and unvested Options.

(2)	The value of unexercised in-the-money Options is based on the December 29, 2017 closing price of the Common Shares on the TSX of $11.48.

(3)

The number of shares/units of shares that have not vested include the amount of PSUs granted to the NEOs in 2015, 2016 and 2017 plus the number of dividend equivalents credited in 2015, 2016 and 2017 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of relative TSR for all outstanding PSU grants, as discussed under Long-Term Incentives in the Executive Compensation Program Design section of this Circular and may not become eligible to vest and may be cancelled. The RSUs and associated dividend equivalents vest after three years in accordance with the provisions of the respective grant agreements.

(4)

The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the December 29, 2017 closing price of a Common Share on the TSX of $11.48 and the actual number of units (not rounded).

(5)

The market or payout value of vested share-based awards not paid out or distributed represents annual incentive plan amounts paid in the form of DSUs to Mr. Ferguson for 2009, 2010 and 2011, to Mr. Ruste for 2009 and to Mr. Pease for 2015 and 2016, and is based on the December 29, 2017 closing price of a Common Share on the TSX of $11.48.

(6)

Pursuant to the Arrangement, Encana deferred share units held by Mr. Ferguson were exchanged for Cenovus DSUs. The fair value of the Cenovus DSUs credited to Mr. Ferguson was based on the fair market value of Common Shares relative to Encana common shares prior to the completion of the Arrangement.

Cenovus Energy Inc.	64	2018 Management Information Circular

Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of option-based and share-based awards that vested during 2017 for each of the NEOs and the value of non-equity incentive plan compensation earned by each of the NEOs in 2017.

Name	Option–based Awards – Value Vested During the Year(1) ($)		Share–based Awards – Value Vested During the Year(2) ($)	Non–Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Alexander J. Pourbaix	-	(4)	-	122,740
Brian C. Ferguson (Retired)	-		981,464	1,265,625
Ivor M. Ruste	-		309,068	377,600
Kieron McFadyen	-	(5)	-	640,000
Robert W. Pease	-		158,015	454,804	(6)
Harbir S. Chhina	-		396,682	391,300

Notes:

(1)	The value vested during the year is calculated on the assumption that the NEO exercised the option-based awards on the date they vested.
(2)

The value vested during the year is calculated as the number of PSUs and RSUs vested, multiplied by the December 30, 2016 closing price of the Common Shares on the TSX of $20.30. The portion of the annual performance bonus award for 2015 that was deferred by payment in RSUs vested was paid in 2017, and is included in the values in the table.

(3)	Includes the amount of the annual performance bonus awards earned by the NEOs in 2017, as paid in 2018.
(4)

Mr. Pourbaix was granted Option-based awards on November 7, 2017, following his appointment as President & Chief Executive Officer of Cenovus on November 6, 2017. None of such Options vested during 2017.

(5)	Mr. McFadyen was granted Option-based awards on April 4, 2017. None of such Options vested during 2017.
(6)	Mr. Pease’s annual performance bonus award was paid in U.S. dollars and was converted to Canadian dollars using the December 29, 2017 exchange rate of $1.2545 CAD = $1 USD.

Defined Benefit Plan Table

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)				Opening Present Value of Defined Benefit Obligation(1) ($)		Compensatory Change(2) ($)		Non– Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)
			At Year End		At Age 65
Alexander J. Pourbaix(4)	-	(4)	-	(4)	-	(4)	-	(4)	-	(4)	- (4)	-	(4)
Brian C. Ferguson	35.2500	(5)	1,576,026		1,751,910		26,990,337	(6)	626,118		(1,247,545)	26,368,910	(7)
Ivor M. Ruste	8.0833	(8)	132,906		169,900		1,881,320		248,881		(21,230)	2,108,971
Kieron McFadyen	1.6667	(9)	30,934		174,774		219,493		309,411		6,407	535,311
Robert W. Pease	3.5000	(10)	54,000		141,429		623,703		237,814		11,599	873,116
Harbir S. Chhina	8.0833	(8)	146,065		274,060		1,883,103		243,929		52,612	2,179,644

Notes:

(1)

The defined benefit obligation (as defined by Form 51-102F6 Statement of Executive Compensation) on the date specified is determined using the same methodology and assumptions disclosed in the note to Cenovus’s consolidated financial statements.

(2)

Represents the projected pension earned for service during the year (service cost) net of employee contributions adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the year.

(3)	Includes interest on the defined benefit obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2017.
(4)

Mr. Pourbaix joined the DC Plan option effective December 1, 2017, therefore Mr. Pourbaix does not participate in the DB Plan, and his pension values are instead shown in the Defined Contribution Plan Table.

(5)	Includes three additional years of service granted under an agreement with a predecessor company.
(6)

Includes optional contributions account balance of $98,151, as of December 31, 2016, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits under the pension plan of Encana’s and Cenovus’s predecessor, Alberta Energy Company Ltd.

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(7)

Includes optional contributions account balance of $109,860, as of December 31, 2017, which represents the accumulated value of employee paid optional contributions to purchase optional DB pension benefits under the Alberta Energy Company Ltd. predecessor plan.

(8)	Effective July 1, 2012, NEO elected to join the new DB Plan option, with past service credited to December 1, 2009. Past service credit was offset by a return of employer contributions to the DC Plan.
(9)	Mr. McFadyen joined the DB Plan effective May 1, 2016.
(10)	Mr. Pease joined the DB Plan effective July 1, 2014.

Defined Contribution Plan Table

The following table outlines the change in value of DC Plan holdings in 2017.

Name	Accumulated Value at Start of Year ($)		Compensatory(1) ($)		Accumulated Value at Year End(2) ($)
Alexander J. Pourbaix	-	(3)	6,667	(3)	6,668	(3)
Ivor M. Ruste(4)	271,216		-		311,764
Harbir S. Chhina(4)	505,753		-		556,970

Notes:

(1)	Employer contributions made during 2017.
(2)	Includes investment earnings during 2017.
(3)	Mr. Pourbaix joined the DC Plan option effective December 1, 2017.
(4)

Effective July 1, 2012, Mr. Ruste and Mr. Chhina elected to join the DB Plan with past service credited from December 1, 2009 and are accruing benefits under the DB Plan. Cenovus no longer makes contributions to the DC Plan on behalf of these individuals.

Termination and Change of Control Benefits

We entered into change of control agreements with each of our NEOs. In addition, our NEOs receive the same treatment as other employees on a change of control in respect of PSUs and RSUs as outlined in the applicable grant agreements. In respect of Options, the change of control agreement provides that NEO’s have the ability to exercise Options on the earlier of the expiry date of the Options or 24 months following the date of termination. Cenovus has not entered into any other agreements with our NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination in light of common law principles.

Change of Control Benefits

The change of control agreements that have been entered into with our NEOs provide for a “double trigger” for payment of severance benefits in the event of a change of control. First, a change of control as defined in the agreement must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination by the executive officer for certain specified reasons such as a material reduction in responsibilities or in salary and benefits.

We adjusted the provisions in the change of control agreement for our new President & Chief Executive Officer relative to his predecessor by reducing the period for calculating payment of compensation or benefits from 36 months to 24 months. The change of control agreement between the Company and the Former President & Chief Executive Officer terminated upon his retirement from his role of President & Chief Executive Officer of the Corporation as of November 3, 2017.

The terms of the change of control agreements with our NEOs (including the President & Chief Executive Officer) provide for the following severance benefits should both aspects of the double trigger be activated (i.e. a change of control and termination of employment):

•

A lump sum severance payment representing the amount of salary and bonus for a period of 24 months. The bonus is determined based upon the average of the bonus payments paid to the NEO over the preceding three-year period.

•	Other compensation which includes investment plan matching, financial and retirement planning services, and health and wellness services for a period of 24 months.

•

LTIs (Options, PSUs and RSUs) vest in accordance with the terms of the grant agreement applicable to each type of LTI on a change of control. Therefore, all Options would immediately vest and be available for exercise for a period of 24 months or the date of expiry of the Option, whichever is earlier. Any RSUs would vest immediately and be paid out. PSUs would vest

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immediately and be paid out with the number of vested PSUs calculated based on an achievement multiplier of one times the number of PSUs granted, unless a previously determined achievement multiplier has been determined.

•	Pension benefits continue to accrue for a period of 24 months.

Long-Term Incentive Grant Agreements

For employees who are not party to a change of control agreement with the Corporation, the terms of the grant agreements applicable to each type of LTI on a change of control will apply such that Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest in respect of any PSU grant for a performance period for which an achievement multiplier has not yet been determined.

Termination and Change of Control Benefits Table

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to change of control agreements between the Corporation and each NEO, and pursuant to the Stock Option Plan, our Performance Unit Plan for Employees and our Restricted Share Unit Plan for Employees as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2017. There are no other agreements in place between the Corporation and any of our NEOs providing for incremental payments, payables or benefits on termination (whether voluntary, involuntary or constructive), resignation or retirement. The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2017, such as Options, PSUs and RSUs that had already vested at such date.

Name	Triggering Event	Payment ($)		Long-Term Incentives(1) ($)		Total ($)
Alexander J. Pourbaix	Termination Without Cause(2)(9)	-	(9)	-		-	(9)
	Termination With Cause(3)	-		-		-
	Change of Control	4,406,200	(5)	1,817,902		6,224,102
	Retirement/Resignation(4)	-		-		-
Brian C. Ferguson	Termination Without Cause(2)(9)	-	(9)	-		-	(9)
	Termination With Cause(3)	-		-		-
	Change of Control	-	(8)	-	(8)	-	(8)
	Retirement/Resignation(4)	-		-		-
Ivor M. Ruste	Termination Without Cause(2)(9)	-	(9)	-		-	(9)
	Termination With Cause(3)	-		-		-
	Change of Control	2,716,110	(6)	1,712,236		4,428,346
	Retirement/Resignation(4)	-		-		-
Kieron McFadyen	Termination Without Cause(2)(9)	-	(9)	-		-	(9)
	Termination With Cause(3)	-		-		-
	Change of Control(7)	3,383,956	(6)(7)	2,458,396	(7)	5,842,352	(7)
	Retirement/Resignation(4)	-		-		-
Robert W. Pease	Termination Without Cause(2)(9)	-	(9)	-		-	(9)
	Termination With Cause(3)	-		-		-
	Change of Control(7)	3,042,932	(6)(7)	2,800,523	(7)	5,843,455	(7)
	Retirement/Resignation(4)	-		-		-
Harbir S. Chhina	Termination Without Cause(2)(9)	-	(9)	-		-	(9)
	Termination With Cause(3)	-		-		-
	Change of Control	2,631,687	(6)	1,725,752		4,357,439
	Retirement/Resignation(4)	-		-		-

Notes:

(1)

The value of Long-Term Incentives is calculated by multiplying the number of options that would vest on a change of control by the difference between the grant price and $11.48, the closing price of a Common Share on the TSX on December 29, 2017, and then adding the number of PSUs and RSUs that would vest on a change of control multiplied by $11.48, the closing price of a Common Share on the TSX on December 29, 2017. No accelerated vesting occurs under other triggering events listed.

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(2)	Represents termination of the employment of the NEO by Cenovus other than for cause.
(3)	Represents termination of the employment of the NEO by Cenovus for cause.
(4)	Represents voluntary retirement or voluntary resignation of the NEO.
(5)

Includes the incremental value of pension benefits. Mr. Pourbaix would be compensated based on an additional 24 months of pensionable service in the DC Plan. The incremental lump sum pension value is equal to 8 percent of his annual base salary plus bonus (capped at 40 percent of base salary) over the 24 months of additional service.

(6)

Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on annual base salary plus the average of the annual performance bonus (capped at 40 percent of salary) in the three-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age the executive would have attained at December 31, 2019. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive’s pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2017. The discount rates used are 2.6 percent for ten years and 3.4 percent thereafter.

(7)

Values reflected are pursuant to change of control agreements between the Corporation and each of Mr. McFadyen and Mr. Pease as at December 31, 2017, assuming a change of control had occurred at such date as noted above. Such agreements subsequently terminated prior to the date of this Circular.

(8)	The change of control agreement between the Company and Mr. Ferguson terminated upon his retirement from his role of President & Chief Executive Officer of the Corporation as of November 3, 2017.
(9)

The Company has not entered into any agreements, other than the change of control agreements, with the NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination, in light of common law principles.

Executive Share Ownership Status

The following table sets forth the share ownership guidelines and the value of the beneficial shareholdings of the Current Named Executives as at March 2, 2018, unless otherwise noted.

Executive Share Ownership Summary
Name	Share Ownership Guideline	Value of Beneficial Shareholdings based on purchase and grant price (Share Ownership Multiple)(1)	Status
Alexander J. Pourbaix	6.0 times annual base salary	$8,111,562 (8.11)	In compliance
Ivor M. Ruste	3.0 times annual base salary	$2,519,880 (4.27)	In compliance
Harbir S. Chhina	3.0 times annual base salary	$12,568,565 (19.34)	In compliance

Notes:

(1)

The value of “Beneficial Shareholdings” was determined using the purchase price in the case of Common Shares or the grant price in the case of DSUs. These values do not include Common Shares acquired since December 31, 2017 as a result of Company matching of personal contributions pursuant to the Company’s investment plan.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no current or proposed director, executive officer or employee of Cenovus, or any former director, executive officer or employee of Cenovus, or any associate of any of the foregoing, is, or has been at any time during 2017, indebted to Cenovus or any of its subsidiaries, either in connection with the purchase of Cenovus’s securities or otherwise.

ADDITIONAL INFORMATION

For those shareholders who cannot attend the Meeting in person, we have made arrangements to provide a live webcast of the Meeting. Details on how shareholders may access the proceedings on the webcast will be found on our website cenovus.com and will also be provided in a news release prior to the Meeting. Our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2017.

According to Canadian law, shareholder proposals can only be considered for the annual meeting of Common shareholders if they are submitted by a specific date. The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2019 is December 1, 2018. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

Additional information concerning Cenovus, including financial information provided in our audited consolidated financial statements for the year ended December 31, 2017 and management’s discussion and analysis thereon, is available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com. Information on or connected to our website, even if referred to in this Circular, does not constitute part of this Circular. You may also send your request for copies of our financial statements and management’s discussion and analysis to the Corporate Secretary, Cenovus Energy Inc., 500 Centre Street S.E., P.O. Box 766, Calgary, Alberta, T2P 0M5.

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form or voting instruction form, please contact our proxy solicitation agent, D.F. King Canada, at:

North American Toll-Free Phone:

1-800-622-1642

Banks, Brokers and collect calls: 201-806-7301

Toll-Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The contents and the sending of this Circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 2, 2018

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SCHEDULE A SUMMARY OF STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

ADDITIONAL INFORMATION ON THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price Effective January 1, 2018, the Board approved an amendment to the definition of exercise price (or “Grant Price”) in the Stock Option Plan to provide that, in respect of Options granted after such date, the Grant Price of an Option will not be less than the market price (or “Market Value”) of the Common Shares at the grant date, calculated as the volume weighted average trading price of the Common Shares on the TSX during the last five days on which the TSX was open for trading prior to the date upon which the Corporation grants such Option on which at least a board lot of Common Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and ask prices on such day, provided that, if the Common Shares are not then listed and posted for trading on the TSX, then the Market Value of a Common Share shall mean the fair market value of a Common Share as determined by the Committee, acting reasonably, using any other appropriate method selected by the Committee. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for Options granted prior to such date was not be less than the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary of the grant.

Expiry Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Option was granted, as the HRC Committee may determine. Prior to a Board approved amendment to the Stock Option Plan effective February 10, 2010, Options could be granted for a period not exceeding five years from the date of grant. Shareholder approval was not sought for this amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Options to purchase a specified number of Common Shares and to receive in exchange a number of Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of a Common Share on the TSX on the last trading day preceding the date of surrender of the Options and contemporaneous exercise of the associated NSRs, less the grant price of the Option then multiplied by the number of Options surrendered, less applicable withholdings.

Adjustments Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment unvested options and vested Options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested Options and vested Options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested Options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will

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confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an Option expires during, or within ten business days following, a period when Option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

(ii)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii)	changing the termination provisions of the Stock Option Plan or any Option, provided that the change does not provide for an extension beyond the original expiry date of such Option;

(iv)	accelerating the expiry date in respect of an Option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of Options;

(iv)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

(vii)	any allowance for the transferability or assignability of Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

ADDITIONAL INFORMATION REGARDING THE STOCK OPTION PLAN AND OUR EQUITY COMPENSATION PLANS

The following table provides certain details regarding Cenovus’s equity compensation plans as at December 31, 2017:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under option equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	42,808,239	29.41	14,594,540
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	42,808,239	29.41	14,594,540

The Stock Option Plan is our only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2017, there were an aggregate of 42,808,239 Options outstanding under the Stock Option Plan. Options with TSARs were granted in 2010. As of 2011, Options with net settlement rights only have been granted.

As of March 2, 2018, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus’s savings plans, together with the total number of Common Shares reserved for issuance under employee optionholdings, amount to approximately 70 million Common Shares, representing approximately 5.74 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,588,099 DSUs, 6,561,484 PSUs and 7,110,219 RSUs.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the Stock Option Plan, representing approximately 5.21 percent of the total number of outstanding Common Shares as at December 31, 2017. There were 42,808,239 Options outstanding under the Stock Option Plan and 14,594,540 Options available for grant, representing approximately 3.48 percent and 1.19 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2017. During the year ended December 31, 2017, an aggregate of

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3,536,708 Options were granted, representing approximately 0.29 percent of the total number of outstanding Common Shares as at December 31, 2017. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent Option.

Burn Rate for Stock Option Plan for 2015, 2016 and 2017 In 2017 there were 3,536,708 Options granted, which resulted in a burn rate of 0.3208 percent; in 2016 there were 3,645,550 Options granted, which resulted in a burn rate of 0.4375 percent; and in 2015 there were 4,105,965 Options granted, which resulted in a burn rate of 0.5015 percent.

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SCHEDULE B BOARD MANDATE

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities, and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

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SCHEDULE C COMMITTEE INFORMATION

AUDIT COMMITTEE

Members: Colin Taylor (Chair), Steven F. Leer, Claude Mongeau and Wayne G. Thomson. Patrick D. Daniel is an ex officio non-voting member of the Audit Committee.

The Audit Committee reviews our risk management framework and Management’s identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors. The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight.

The Audit Committee’s primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes, including the supporting guidelines and practice documents, review and approve Management’s identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditors and internal auditing group, provide an avenue of communication among the external auditors, Management, the internal auditing group and the Board, and report to the Board regularly.

The Audit Committee Mandate requires all members to be financially literate, as defined in National Instrument 52-110 Audit Committees. In particular and in accordance with SEC requirements, at least one member (“audit committee financial expert”) shall have demonstrated through relevant experience:

•	an understanding of accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•

understanding and knowledge regarding preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

Mr. Taylor has been determined by the Board to be an audit committee financial expert.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditors. In 2014, the Audit Committee conducted a comprehensive review of Cenovus’s external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from inception of Cenovus (December 1, 2009) to December 31, 2014 and focused on the following key factors affecting audit quality:

•	independence, objectivity and professional skepticism of the external auditor;

•	quality of the external auditor’s engagement team; and

•	quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2015 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2014, the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2014 and the auditor’s report thereon, the audit partner responsible for Cenovus’s audit retired and a new audit partner with significant industry experience was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2017, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Members: Patrick D. Daniel (Chair), Susan F. Dabarno, Ian W. Delaney, Steven F. Leer, Richard J. Marcogliese, Claude Mongeau, Charles M. Rampacek, Colin Taylor, Wayne G. Thomson and Rhonda I. Zygocki.

The NCG Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

Director Nomination The NCG Committee’s primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus. For more information on nomination of directors, see the Corporate Governance – Board Assessment Process and Corporate Governance –Board Renewal sections of this Circular.

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Board Assessments The NCG Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the Board Chair. For more information on our Board assessments and related processes, see the Corporate Governance – Board Assessment Process section of this Circular.

Director Compensation The NCG Committee’s mandate has been amended to include the responsibility to assist the board in reviewing and maintaining the directors’ compensation program, together with directors’ share ownership guidelines and any related disclosure. For more information on directors’ compensation, see the Director Compensation sections of this Circular.

Review of Governance Practices The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee Mandate is available on our website at cenovus.com.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

Members: Ian W. Delaney (Chair), Susan F. Dabarno, Steven F. Leer, Charles M. Rampacek and Rhonda I. Zygocki. Patrick D. Daniel is an ex officio non-voting member of the HRC Committee.

The HRC Committee provides recommendations to our Board on succession planning, on senior management development and on the performance of Management. Annually, the HRC Committee measures Management’s performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports Management’s commitment to training and developing all employees.

The HRC Committee’s primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters in support of the achievement of our business strategy and making recommendations to the Board, as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer’s compensation. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the President & Chief Executive Officer and the Executive Vice-President, Safety & Organization Effectiveness, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-term planning for executive development and succession to ensure leadership sustainability and continuity. In June 2017, the Board of Directors established a CEO Search Subcommittee (the “Subcommittee”) of the HRC Committee and the NGC Committee, comprised of Ms. Zygocki (Subcommittee Chair), a member of the HRC Committee, and Messrs. Marcogliese and Thomson. The Subcommittee was responsible for retaining an executive recruiting firm, identifying suitable candidates and negotiating terms of an executive employment agreement, including compensation. Numerous informal meetings were held between June 2017 and October 2017.

Additionally, a brief description of the direct experience of each of the HRC Committee members that is relevant to his or her responsibilities in executive compensation follows:

Ian W. Delaney (HRC Committee Chair) – Mr. Delaney has been an HRC Committee member and the HRC Committee Chair since the formation of Cenovus in late 2009. He also was a member of the HRC committee of the predecessor company of Cenovus. In addition, over his approximately 18 year tenure with Sherritt, Mr. Delaney was Chairman of the Board of Directors, Executive Chairman and Chairman and Chief Executive Officer, having a decision-making role in respect of compensation matters for that corporation.

Susan F. Dabarno – Ms. Dabarno has been a member of the HRC Committee since April 26, 2017. Ms. Dabarno was the President and Chief Executive Officer and subsequently the Executive Chair of Richardson Partners Financial Limited, an independent wealth management services firm. Ms. Dabarno is a director and sits on the Management Resources and Compensation Committee of Manulife Corporation.

Patrick D. Daniel – Mr. Daniel has been Chair of the Board of Directors of Cenovus since April 26, 2017 and as such, is an ex officio non-voting member of the HRC Committee. Prior to becoming Board Chair, Mr. Daniel was a member of the HRC Committee since the inception of Cenovus in late 2009. He was the President and Chief Executive Officer and subsequently the Chief Executive Officer of Enbridge Inc. for over 12 years. Mr. Daniel is also a director and sits on the Management Resources and Compensation Committee of Canadian Imperial Bank of Commerce.

Steven F. Leer – Mr. Leer has been a member of the HRC Committee since April 26, 2017. Mr. Leer is a lead director of Norfolk Southern Corporation, non-executive Chairman of the Board of USG Corporation (“USG”) and former lead director and a former director of USG, during which time he was a member of USG’s Compensation and Organization Committee.

Charles M. Rampacek – Mr. Rampacek has been a member of the HRC Committee since April 27, 2016. Mr. Rampacek held senior executive level positions with Probex Corporation, Lyondell-Citgo Refining, L.P. Tenneco Inc. and its subsidiary Tenneco Gas Operations for over 21 years. Mr. Rampacek is also a director and sits on the Compensation Committee of Energy Services Holdings, LLC. He was previously a director of Flowserve Corporation (“Flowserve”) and served on Flowserve’s Organization and Compensation Committee from 2007 to 2012.

Rhonda I. Zygocki – Ms. Zygocki has been a member of the HRC Committee since April 27, 2016. Ms. Zygocki held a number of senior management and executive leadership positions during her 34 year tenure at Chevron Corporation, from which she brings a strong knowledge and understanding of oil industry compensation practices.

The HRC Committee Mandate is available on our website at cenovus.com.

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RESERVES COMMITTEE

Members: Wayne G. Thomson (Chair), Susan F. Dabarno, Richard J. Marcogliese, Claude Mongeau and Colin Taylor. Patrick D. Daniel is an ex officio non-voting member of the Reserves Committee.

The Reserves Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to overseeing the evaluation and disclosure of our oil and gas reserves and resources. One hundred percent of our reserves are evaluated annually by independent qualified reserves evaluators.

The Reserves Committee’s primary duties and responsibilities are to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”)), annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities and annually review and approve the expected fees of the independent qualified reserves evaluators and review our annual reserves data prior to public disclosure.

The Reserves Committee Mandate is available on our website at cenovus.com.

SAFETY, ENVIRONMENT AND RESPONSIBILITY COMMITTEE

Members: Charles M. Rampacek (Chair), Ian W. Delaney, Richard J. Marcogliese, and Rhonda I. Zygocki. Patrick D. Daniel is an ex officio non-voting member of the SER Committee.

The SER Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to oversight and governance.

In fulfilling its mandate, the SER Committee’s primary duties and responsibilities are to review, report and make recommendations to the Board with respect to our policies, standards and practices regarding corporate responsibility and our commitment to the integration into our affairs of the principles set forth in our Corporate Responsibility Policy, including safety, social, environmental, ethical and economic considerations.

The SER Committee Mandate and our Corporate Responsibility Policy are available on our website at cenovus.com.

BOARD ASSESSMENTS

For information on Board assessments, see the Corporate Governance – Board Assessment Process section of this Circular.

DIVERSITY

Consideration Given to the Representation of Women in Director Identification and Selection Process For information regarding consideration given to the representation of women in the Board’s director identification and selection process, refer to the Corporate Governance – Board Diversity Policy section of this Circular.

Consideration Given to the Representation of Women in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and to considering diversity criteria, including gender, ethnicity, age and other distinctions, when appointing executive officers.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions Cenovus is committed to gender diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. While diversity, including gender diversity, is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available, which may mean adding male or female candidates, and as a result cannot commit to selecting a candidate whose gender is a decisive factor above all other considerations. Accordingly, the Board has not adopted a formal target to be achieved by a specified date for the gender composition of the Board or executive officers. However, the Board Diversity Policy includes an aspirational target to have at least one-third of independent members of the Board be women by 2020 and commits the Board to periodically, but at least once every five years, consider the need for a renewal program intended to achieve what the Board believes to be a then desirable distribution of skills, age, gender and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

Gender Diversity on the Board and in Executive Officer Positions As at December 31, 2017, two of eleven (18 percent) of the Board members, one of eight (12.5 percent) of the executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) of the Corporation are women. Of the eight executive officers at December 31, 2017, one (Mr. McFadyen) has left the Corporation as at January 15, 2018. As of the date of the Circular, one of seven executive officers (14 percent) is a woman. As of December 31, 2017, one of 9 (11 percent) of the executive officers of the Corporation and its major subsidiaries are women. Since 2015, when Cenovus adopted its Board Diversity Policy, the number of female Board members has increased from one (11 percent of the Board as of December 31, 2014). During 2017, the Corporation added one female Board member but no additional female executive officers were added during this period.

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SCHEDULE D SUMMARY OF THE CENOVUS SHAREHOLDER RIGHTS PLAN

The summary below is qualified in its entirety by reference to the text of the 2018 Cenovus Shareholder Rights Plan agreement.

The terms of the 2018 Cenovus Shareholder Rights Plan are set out in the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2012, reconfirmed by shareholders April 29, 2015 and the amended and restated plan to be considered by shareholders at the April 25, 2018 Annual Meeting of Shareholders, between the Corporation and Computershare Trust Company of Canada as rights agent. A shareholder or any other interested party may obtain a copy of the agreement by accessing it on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on our website at cenovus.com, or by contacting Christine Lee, Assistant Corporate Secretary of Cenovus at 403-766-2000 or by fax at 403-766-7600.

The following is a summary of the principal terms of the 2018 Cenovus Shareholder Rights Plan. If the 2018 Cenovus Shareholder Rights Plan Resolution is not approved, the existing Cenovus Shareholder Rights Plan will terminate on April 25, 2018.

Term The 2018 Cenovus Shareholder Rights Plan is approved at the Meeting, its term is subject to reconfirmation by shareholders by a majority vote at every third Cenovus annual shareholder meeting thereafter. If such reconfirmation is not obtained, the 2018 Cenovus Shareholder Rights Plan will then cease to have effect.

Issue of Rights On the effective date of the 2018 Cenovus Shareholder Rights Plan, one right (“Right”) will be issued and attached to each Common Share and will attach to each Common Share subsequently issued.

Rights Exercise Privilege The Rights will separate from the Common Shares and will be exercisable eight trading days (proposed to be amended from 10 trading days) (the “Separation Time”), unless delayed by the Board, after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the 2018 Cenovus Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days (proposed to be amended from 10 trading days) after the occurrence of a Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not, and was not, initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Cenovus on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock Up Agreements A bidder may enter into lock up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much as, or more than a specified amount, which may not be greater than seven percent. The definition of “Lock Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of 2.5 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares or, as proposed to be amended, by book entry form registration, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates or, as proposed to be amended, by book entry form registration, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders of Common Shares;

•

the take-over bid must be outstanding for a minimum period of 105 days (proposed to be amended from 60 days), or such shorter minimum period as permitted under securities legislation (proposed to be amended from 60 days), and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 105 day period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

•

if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 105 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for tenders of Common Shares for not less than 10 days (proposed to be amended from 10 business days) from the date of such public announcement.

The 2018 Cenovus Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for the minimum initial deposit period pursuant to NI 62-104.

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Waiver The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the 2018 Cenovus Shareholder Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of Common Shares. The proposed amendments broaden the definition of Exempt Acquisition to include an amalgamation, plan of arrangement or other procedure having similar effect, which is approved by the Board of Directors and the holders of Common Shares, as required under applicable legislation. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Cenovus made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the 2018 Cenovus Shareholder Rights Plan has been waived.

Redemption The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments The Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may amend the 2018 Cenovus Shareholder Rights Plan. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or the holders of Rights, as the case may be), may make amendments to the 2018 Cenovus Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Duties of the Board The 2018 Cenovus Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Cenovus. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

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ADVISORIES

Forward-Looking Information

This Circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “position”, “goal”, “plan”, “forecast”, “future”, “target”, “could”, “should”, “focus”, “potential”, “may” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include the risk factors and uncertainties identified in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2017, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Information on or connected to the Corporation’s website cenovus.com does not form part of this Circular.

Oil and Gas Information

The reserves data referenced in this Circular has an effective date of December 31, 2017 and was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook and in compliance with NI 51-101. For additional information regarding our reserves and other oil and gas information, please refer to our Annual Information Form and Form 40-F for the year ended December 31, 2017, available on SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

Non-GAAP Measures

This Circular contains references to certain non-GAAP measures, including Netbacks, Adjusted Funds Flow, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Debt, Net Debt to Capitalization and Net Debt to Adjusted EBITDA. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other issuers. For definitions and discussion of the use and reconciliation of these measures, please refer to Cenovus’s Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2017, available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com.

Cenovus Energy Inc.	Advisories-1	2018 Management Information Circular

cenovus
ENERGY

500 Centre Street SE
PO Box 766
Calgary, AB T2P 0M5

January 2018 | © Cenovus Energy Inc. 2018